Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2016 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) is pleased to announce the unaudited results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2016. This announcement, containing the full text of the 2016 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2016 Interim Report will be delivered to the registered holders of H shares of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 15 September 2016.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 August 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Contents

Important Information	2

About Us
Definitions	4
Company Profile	5

Operating Results
Principal Accounting Information and Financial Indicators	8
Summary of Operating Data	11
Summary of Fleet Data	14
Report of Directors	16
Management Discussion and Analysis	24

Corporate Governance
Significant Events	34
Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests	43
Directors, Supervisors, Senior Management and Employees	47
Corporate Governance Report	48
Corporate Bond	50
Documents Available for Inspection	54

Financial Report
Review Report	56
Interim Financial Report	57

Important Information

I.	The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II.	This interim report was considered and approved at the 12th meeting of the seventh session of the Board on 29 August 2016. 11 Directors were required to attend the meeting and 9 of them attended in person. Director Yang Li Hua did not attend the meeting because of business reason, and authorized Director Zhang Zi Fang to attend and vote on her behalf. Director Liu Chang Le did not attend the meeting because of business reason, and authorized Director Ning Xiang Dong to attend and vote on his behalf.

III.	The financial statements contained in this interim report of the Company have been prepared under IFRSs and have not been audited.

IV.	The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the finance work, Mr. Tan Wan Geng (Vice Chairman of the Board and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report.

V.	Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VI.	During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

VII.	During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII.	During the reporting period, the Company did not have any issued or outstanding preference shares and convertible bonds.

002

China Southern Airlines Company Limited • Interim Report 2016  |  003

Definitions

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company or China Southern Airlines	China Southern Airlines Company Limited
Group	China Southern Airlines Company Limited and its subsidiaries
CSAHC	China Southern Air Holding Company
Xiamen Airlines	Xiamen Airlines Company Limited
Guizhou Airlines	Guizhou Airlines Company Limited
Zhuhai Airlines	Zhuhai Airlines Company Limited
Shantou Airlines	Shantou Airlines Company Limited
Chongqing Airlines	Chongqing Airlines Company Limited
Henan Airlines	China Southern Airlines Henan Airlines Company Limited
Hebei Airlines	Hebei Airlines Company Limited
Jiangxi Airlines	Jiangxi Airlines Company Limited
Finance Company	Southern Airlines Group Finance Company Limited
SAIETC	Southern Airlines (Group) Import and Export Trading Company
GSC	China Southern Airlines Group Ground Services Co., Ltd., formerly known as China Southern Airlines Group Passenger and Cargo Agent Company Limited
SACC	Shenzhen Air Catering Co., Ltd.
SACM	Southern Airlines Culture and Media Co., Ltd.
CSAGPMC	China Southern Airlines Group Property Management Company Limited
SPV	China Southern Airlines No. 1 Lease (Tianjin) Limited
Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown
Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown
Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown
Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers - cargo or “RFTK”	i.e. cargo and mail traffic volume or revenue tonne kilometers for cargo, the load (cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers - passenger	the load (passenger) in tonnes multiplied by the kilometers flown
Passenger Load Factor	RPK expressed as a percentage of ASK
Overall Load Factor	RTK expressed as a percentage of ATK
Yield per RPK	revenue from passenger operations divided by RPK
Yield per RFTK	revenue from cargo operations divided by RFTK
Articles of Association	Articles of Association of China Southern Airlines Company Limited
Stock Exchange	The Stock Exchange of Hong Kong Limited
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
PRC	The People’s Republic of China

004

Company Profile

Chinese Name:

Chinese Short Name:

English Name:

China Southern Airlines Company Limited

English Short Name:

CSN

Legal Representative:

Wang Chang Shun

Company Secretary:

Xie Bing

Securities Affairs Representative:

Xu Yang

Shareholder Enquiry:

Company Secretary Office of the Company

Telephone:

+86-20-86124462

Fax:

+86-20-86659040

E-mail:

ir@csair.com

Address:

278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Unified Social Credit Code:

91440000100017600N

Registered Address:

Unit 301, 3/F, Office Tower

Guanhao Science Park Phase I, 12 Yuyan Street

Luogang District, Guangzhou,

Guangdong Province, PRC

Place of Business:

278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:

Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:

www.csair.com

E-mail:

webmaster@csair.com

Authorized Representative under the Listing Rules:

Tan Wan Geng and Xie Bing

Controlling Shareholder:

China Southern Air Holding Company

Principal Bankers:

Agricultural Bank of China

Industrial & Commercial Bank of China

Bank of China

China Development Bank

China Construction Bank

Designated Newspapers for Information Disclosure (A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):

www.sse.com.cn

Designated Website for Information Disclosure (H Shares):

www.hkexnews.hk

Interim Report Available for Inspection:

Company Secretary Office of the Company

China Southern Airlines Company Limited • Interim Report 2016  |  005

Company Profile

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation Limited Shanghai Branch

Floor 36, China Insurance Building, 166 Lu Jia Zui East Road,

Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange of Hong Kong Limited

Short Name of H Shares:

CHINA SOUTH AIR

Stock Code of H Shares:

01055

H Share Registrar:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai,

Hong Kong

Place of Listing of N Shares:

New York Stock Exchange

Short Name of N Shares:

China Southern Air

Stock Code of N Shares:

ZNH

N Share Registrar:

BNY Mellon Shareowner Services

P.O.Box 30170, College Station, TX 77842-3170, U.S.A.

Domestic Legal Adviser:

Z&T Law Firm

Overseas Legal Adviser:

DLA Piper Hong Kong

Domestic Auditors:

KPMG Huazhen LLP

Address of Domestic Auditors:

8th Floor, KPMG Tower

Oriental Plaza

East Chang An Avenue

Beijing, China

Signing Accountants of Domestic Auditors:

Wang Jie and Yin Jie

Overseas Auditors:

KPMG

Address of Overseas Auditors:

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

006

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Principal Accounting Information and Financial Indicators

I.	PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE COMPANY

(I)	Principal Accounting Information

		Unit: RMB million
			Increase/
	January to	January to	(decrease)
Principal Accounting Information	June 2016	June 2015%
Operating revenue	54,119	53,359	1.42
Profit attributable to equity shareholders of the Company	3,118	3,479	(10.38)
Net cash flow generated from operating activities	8,113	9,885	(17.93)

			Increase/
	30 June	31 December	(decrease)
	2016	2015	%
Total equity attributable to equity shareholders of the Company	41,279	39,045	5.72
Total assets	190,966	185,989	2.68

(II)	Principal Financial Information

			Increase/
	January to	January to	(decrease)
Principal financial data	June 2016	June 2015%
Basic earnings per share (RMB/share)	0.32	0.35	(8.57)
Diluted earnings per share (RMB/share)	0.32	0.35	(8.57)

008

II.	DIFFERENCE ON THE ACCOUNTING INFORMATION BETWEEN THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISE (“PRC GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

(I)	Difference in net profit and equity attributable to equity shareholders of the Company in financial reports by PRC GAAP and IFRSs

			Unit: RMB million
	Net profit attributable to equity		Equity attributable to equity
	shareholders of the Company		shareholders of the Company
	January to	January to	30 June	31 December
	June 2016	June 2015	2016	2015
Amounts under PRC GAAP	3,111	3,482	41,193	38,966
Adjustments:
Government grants	1	1	(29)	(30)
Capitalisation of exchange difference of specific loans	25	(3)	126	101
Adjustments arising from an associate’s business combination under common control	(1)	(1)	3	4
Tax impact of the above adjustments	(6)	1	(30)	(24)
Effect of the above adjustments on non-controlling interests	(12)	(1)	16	28
Amounts under IFRSs	3,118	3,479	41,279	39,045

(II)	Explanation on the differences between PRC GAAP and IFRSs:

1.	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve”, are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

2.	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

3.	In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

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Principal Accounting Information and Financial Indicators

III.	MAJOR CHARGES ON ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES

As at 30 June 2016, certain aircraft of the Group with an aggregate carrying value of approximately RMB77,704 million (as at 31 December 2015: RMB88,060 million) were mortgaged under certain loans or certain lease agreements.

As at 30 June 2016, the Group had capital commitments (exclusive of investment commitments) of approximately RMB88,002 million (as at 31 December 2015: RMB90,160 million). Of such amounts, RMB79,975 million related to the acquisition of aircraft and related flight equipment and RMB8,027 million for other projects.

Details of contingent liabilities of the Group are set out in Note 23 to the interim financial report prepared under International Accounting Standard 34.

010

Summary of Operating Data

			Increase/
	For the six months ended 30 June		(decrease)
	2016	2015	%
Traffic
Revenue passenger kilometers (RPK) (million):
Domestic	68,560.16	67,914.23	0.95
Hong Kong, Macau and Taiwan	1,673.48	1,746.90	(4.20)
International	28,163.28	21,670.39	29.96
Total:	98,396.92	91,331.52	7.74
Revenue tonne kilometers (RTK) (million):
Domestic	6,877.20	6,804.48	1.07
Hong Kong, Macau and Taiwan	156.63	163.87	(4.42)
International	4,551.01	3,667.80	24.08
Total:	11,584.84	10,636.15	8.92
RTK - Passenger (million):
Domestic	6,058.65	6,003.75	0.91
Hong Kong, Macau and Taiwan	146.87	153.52	(4.33)
International	2,478.60	1,910.02	29.77
Total:	8,684.12	8,067.29	7.65
RTK - Cargo and mail (million):
Domestic	818.55	800.73	2.23
Hong Kong, Macau and Taiwan	9.76	10.35	(5.70)
International	2,072.41	1,757.78	17.90
Total:	2,900.72	2,568.86	12.92
Passengers carried (thousand):
Domestic	46,515.33	46,623.14	(0.23)
Hong Kong, Macau and Taiwan	1,243.65	1,273.26	(2.33)
International	6,905.40	5,581.81	23.71
Total:	54,664.38	53,478.21	2.22
Cargo and mail carried (thousand tonnes):
Domestic	505.38	497.62	1.56
Hong Kong, Macau and Taiwan	8.86	9.23	(4.01)
International	237.82	205.79	15.56
Total:	752.06	712.64	5.53
Capacity
Available seat kilometres (ASK) (million):
Domestic	85,755.94	83,747.27	2.40
Hong Kong, Macau and Taiwan	2,259.77	2,394.47	(5.63)
International	34,876.88	26,793.57	30.17
Total:	122,892.59	112,935.31	8.82

China Southern Airlines Company Limited • Interim Report 2016  |  011

Summary of Operating Data

			Increase/
	For the six months ended 30 June		(decrease)
	2016	2015	%
Available tonne kilometres (ATK) (million):
Domestic	9,969.75	9,770.58	2.04
Hong Kong, Macau and Taiwan	267.22	281.24	(4.99)
International	6,689.78	5,272.97	26.87
Total:	16,926.75	15,324.79	10.45
ATK - Passenger Traffic (million):
Domestic	7,718.03	7,537.25	2.40
Hong Kong, Macau and Taiwan	203.38	215.50	(5.62)
International	3,138.92	2,411.42	30.17
Total:	11,060.33	10,164.17	8.82
ATK - Cargo and mail (million):
Domestic	2,251.72	2,233.32	0.82
Hong Kong, Macau and Taiwan	63.84	65.74	(2.89)
International	3,550.86	2,861.55	24.09
Total:	5,866.42	5,160.61	13.68
Load factor
Passenger load factor (RPK/ASK) (%):
Domestic	79.95	81.10	(1.42)
Hong Kong, Macau and Taiwan	74.06	73.00	1.45
International	80.75	80.90	(0.19)
Overall:	80.07	80.90	(1.03)
Total load factor (RTK/ATK) (%):
Domestic	68.98	69.60	(0.89)
Hong Kong, Macau and Taiwan	58.61	58.30	0.53
International	68.03	69.60	(2.26)
Overall:	68.44	69.40	(1.38)
Yield (fuel surcharges inclusive)
Yield per RPK (RMB):
Domestic	0.53	0.55	(3.64)
Hong Kong, Macau and Taiwan	0.72	0.72	–
International	0.40	0.45	(11.11)
Overall:	0.49	0.53	(7.55)
Yield per RFTK (RMB):
Domestic	1.17	1.29	(9.30)
Hong Kong, Macau and Taiwan	4.00	4.73	(15.43)
International	1.03	1.20	(14.17)
Overall:	1.08	1.24	(12.90)

012

			Increase/
	For the six months ended 30 June		(decrease)
	2016	2015	%
Yield per RTK (RMB):
Domestic	5.40	5.60	(3.57)
Hong Kong, Macau and Taiwan	7.91	7.96	(0.63)
International	2.94	3.26	(9.82)
Overall:	4.47	4.83	(7.45)
Cost
Operating expenses per ATK (RMB)	2.87	3.17	(9.46)
Flight Volume
Kilometers flown (million)	725.09	677.89	6.96
Hours flown (thousand)
Domestic	883.00	867.11	1.83
Hong Kong, Macau and Taiwan	21.05	22.56	(6.69)
International	245.36	195.13	25.74
Total:	1,149.41	1,084.79	5.96
Number of flights (thousand)
Domestic	401.53	404.59	(0.76)
Hong Kong, Macau and Taiwan	9.98	10.45	(4.50)
International	51.95	43.00	20.81
Total:	463.46	458.04	1.18

China Southern Airlines Company Limited • Interim Report 2016  |  013

Summary of Fleet Data

As at 30 June 2016, the size and layout of our fleets and the delivery and disposal of aircraft of the Group were as follows:

(unit: aircraft)

	Number of			Delivery	Disposal
	aircraft under	Number of	Number	during the	during the
	operating	aircraft under	of aircraft	reporting	reporting	Total Number
Models	lease	finance lease	purchased	period	period	of aircraft
Passenger Aircraft
Airbus
A380	0	2	3			5
A330-300	8	12	1	2		21
A330-200	2	11	3			16
A321	22	26	32	1		80
A320	40	46	46	4		132
A319	27	1	13		2	41
Boeing
B787	2	14	0			16
B777-300ER	0	8	1	2		9
B777-200	0	0	4			4
B757-200	0	0	13		4	13
B737-800	110	63	83	1 6		256
B737-700	7	11	30		2	48
B737-300	0	0	3			3
Other
EMB190	20	4	2			26
Passenger Aircraft Sub-total	238	198	234	25	8	670
Freighter
B747-400F	0	0	2			2
B777-200F	0	5	7			12
Freighter	0	5	9	0	0	14
Total	238	203	243	25	8	684

As at 30 June 2016, the fleets of the Group were as follows:

		Xiamen	Shantou	Zhuhai	Guizhou	Chongqing	Henan
	Company	Airlines	Airlines	Airlines	Airlines	Airlines	Airlines

Total Number of aircraft	443	159	14	10	18	14	26

Note:	As the end of the reporting period, the total number of aircraft of Xiamen Airlines included the number of aircraft of Hebei Airlines and Jiangxi Airlines.

014

As at 30 June 2016, average age and the layout of each model of aircraft of the Group were as follows:

	Average age	Layout
Models	(Year)	(Seat)
Passenger aircraft
Airbus
A380	4.1	506
A330-300	4.1	275/284
A330-200	7.1	218/258
A321	6.7	179
A320	7.1	152
A319	9.8	122/138
Boeing
B787	2.1	228/237
B777-300ER	1.3	309
B777-200	20	360
B757-200	16.9	174/180/192/196/197
B737-800	5.4	159/161/164/170
B737-700	9.8	120/128
B737-300	18.3	126
Other
EMB190	4	98
Freighter
B747-400F	13.9	/
B777-200F	3.8	/
Average	6.6	/

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Report of Directors

I.	BUSINESS REVIEW FOR THE FIRST HALF OF 2016

During the reporting period, the world’s economy remained weak, and the growth of China’s economy was showing the trend of stabilization; the demand for air transportation continued to be strong, the aviation fuel price remained at a low level, and the earnings released by the global aviation industry were generally positive. Meanwhile, the severe safety situation of global aviation, fierce competition in domestic aviation market, and fluctuations of the RMB exchange rate had significant impact on the operating results of Chinese airlines. Facing the intricate external environment, the Group adhered to the line of steady development. With the joint efforts of the management and all the staff, the general safety situation of the Group was stable, operating efficiency and quality of services were steadily improved, and comprehensive competitiveness continued to rise, so that good operating results were achieved.

Operational Safety

During the reporting period, we always attached great importance to operational safety, comprehensively revised and perfected the operational safety manual, and continuously laid the foundations for the operational safety; we also strengthened safety trainings, focused on the implementation of various types of safety inspections, and strengthened safety awareness of all staff; we launched the construction of the operational control risk management system to strengthen pre-warnings on key risks such as adverse weather, violence and terrorist activities. During the reporting period, the Group realized 1,149,000 hours of safe flight services, accumulatively 16,870,000 hours of safe flight services and 5,595 hours of general aviation services, as well as maintained 200 consecutive months of aviation safety and 264 consecutive months of aviation security. The Group continued to keep the best safety records among Chinese airlines.

016

Fleet Development

During the reporting period, oriented on market demands, we continued optimizing the fleet structure by combining macro-environment and industrial development trend. In the first half of 2016, the Group introduced a total of 25 aircraft, including 2 B777-300ER aircraft, 2 A330-300 aircraft, 1 A321 aircraft, 4 A320 aircraft and 16 B737-800 aircraft, and retired 8 aircraft, in which 4 B757-200 aircraft were sold, 2 A319 aircraft and 2 B737-700 aircraft were redelivered; 17 aircraft were added. The available seats kilometers of the Group increased by 8.8% as compared with the same period last year, representing an increase of 2.4% and 30.2% in respect of domestic available seats kilometers and international available seats kilometers, respectively. Internationalization was continuously proceeded. As of the end of the reporting period, the Group owned 684 aircraft, including 71 wide-body aircraft, 573 narrow-body aircraft, 26 regional aircraft and 14 freighters, with an average age of 6.6 years, ranking top in Asia and fifth in the world in terms of fleet size.

Hub Construction

During the reporting period, we continued to expand hub and route network layout and improved the supporting capabilities of the hub network. With the four hubs of Guangzhou, Beijing, Urumqi and Chongqing as the core of the network, we continuously strengthened international and domestic route network coverage, realized the mutual support of the hub network and effectively enhanced the overall competitiveness of the hub network. The Guangzhou hub has become the top one hub of mainland China to connect Australia and New Zealand, Southeast Asia and South Asia. We attached great importance to promoting customers’ experience, and continuously improved hubs’ operating and supporting capability and quality of our services. During the reporting period, the volume of international transit passengers in the top three hubs Guangzhou, Beijing and Urumqi increased by 10.5% as compared with the same period last year, representing an increase of 17.3% and 18.4% in respect of the volume of passengers who transferred to international flights from domestic flights and who transferred to domestic flights from international flights, respectively. The volume of international transit passengers in the Guangzhou hub increased by 18.1% as compared with the same period last year.

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Report of Directors

Route Network

We continued to increase our involvement in the international market and improve the proportion of international routes. As of the end of the reporting period, the Company has input more than 30% of resources into the international transport capacity. During the reporting period, we further reinforced Australia and New Zealand markets and Asian market, expanded North American market, increased input of resources into the transport capacity of key markets in Europe and America, launched 6 new international routes including Shenzhen-Sydney, Shenzhen-Wuhan-Dubai, Shanghai-Fukuoka, Shanghai-Osaka, Changsha-Chiang Mai, and Guiyang-Seoul, and increased flights for the routes Guangzhou-Los Angeles and Guangzhou-New York. As of the end of the reporting period, the Group maintained its status as the largest carrier of mainland China in Australian market; market share of North American route also sustained its growth.

018

Products and Services

During the reporting period, we took advantage of Internet thinking and developed series of service products based on the key points of interaction, convenience and humanization and thereby promoted passengers’ satisfaction degree to a full extent. The Company has launched electronic check-in service in 153 cities, with the electronic proportion amounting to 60.1% and 43.3% in respect of on-site service and E-commerce platform service, respectively. We launched in-flight Wi-Fi service in the Guangzhou-Sydney route and introduced a completely new Sky Pearl economy class in a number of routes by making comprehensive improvement in aspects such as catering, tableware, comfort products and headphones. In addition, we cooperated with “SpongeBob” brand again and launched the first boarding card and luggage tag printed with cartoon images in the domestic departure flights of Wuhan, which brought a pleasant surprise to passengers including adults or children.

During the reporting period, we took the lead in opening a green passage for transshipment of human donated organs, established and perfected the quick response mechanism in special situations in relation to passengers’ life and health, and always put life and health in the first place. We were devoted to providing convenient and smooth experience for our passengers. We spared no effort to improve the level of transit and accommodation services, and also enhanced our information system construction, so as to improve high-efficiency transmission of messages in relation to flights and weather, with the emphasis on improving our level of services provided for flight-delayed passengers.

Marketing

During the reporting period, we took the initiative to control investment in the domestic market, and focused on enhancing the level of yield. We continued to actively explore the international market, so that the ratio of international available seat kilometers kept improving. In the traditional peak season of the Chinese Spring Festival holidays, we gave full play to the advantage of scale and made great operating results.

China Southern Airlines Company Limited • Interim Report 2016  |  019

Report of Directors

During the reporting period, the overall revenue of our transit hub, especially the Sixth Freedom Traffic Right revenue, maintained growing rapidly. The cooperation with Xiamen Airlines was advanced to depth with the increasing synergistic effect, so that currently the pooling flight segments between China Southern Airlines and Xiamen Airlines had reached 128, and code-sharing international routes up to 40. We continued to promote brand marketing of “Member’s Day”, created the mode of development of branches and branch fields, the numbers of Sky Perl Club membership growing by 20.7% as compared with the same period last year. We strived to develop key accounts and there are 109 new designated key accounts; sales revenue of key accounts recorded an increase of 11.5% as compared with the same period last year. Network marketing increased tremendously, of which electronic direct sales revenue grew by 61.4%, achieving an increase of 120.5% for value-added service revenue as compared with the same period last year. During the reporting period, direct sales of the Company reached 41.05% of the total sales. Indicators such as the number of followers in social media, number of mobile application downloads, website’s traffic, and website comprehensive ranking had continued to lead the domestic airlines. During the reporting period, we focused on developing cargo transportation of “Canton Route”, and international cargo volume transited through Guangzhou grew by 41.1% as compared with the same period last year, accounting for 31.5% of the international cargo volume from Guangzhou. We continued to develop high-end cargo transportation market, so that China Southern Airlines Express product revenue grew by 18.2% as compared with the same period last year, and the temperature control products revenue grew by 32.6% as compared with the same period last year.

Cost Control

During the reporting period, we continued to enhance cost control and optimize debt structure. We deepened comprehensive budget management, continued improving rules and procedures, and comprehensively promoted benchmarking management. Thus, precise management and control were conducted on large projects, of which the level of cost management of aircraft maintenance and flight training significantly improved and the average oil consumption was effectively decreased. We promoted direct sales and lowered agency fees with greater efforts, strengthened management on electronic marketing channel, actively reformed distribution method, and improved capability on direct sales. The sales expense decreased significantly compared with the same period last year. We actively developed multiple forms of Renminbi direct financing of low interest rate and lower financing cost. The direct financing proportion (exclusive of finance leases) of the Group increased to 75.1% at the end of the reporting period from 23.6% at the beginning of the year, and the interest rate was the lowest compared with the same periods. We actively responded to drastic fluctuations of exchange rate, optimized the currency structure of liability, and through advanced repayment of US Dollar liabilities and swap of US Dollar obligations under finance leases, the proportion of US dollar liabilities was reduced. Financing proportion of Renminbi increased to 50.8% from 31.7% at the beginning of the year, therefore the impact of exchange loss decreased.

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II.	BUSINESS PLAN FOR THE SECOND HALF OF 2016

In the second half of 2016, the chance for a significant growth in global economy is slim and a slow increasing pace is predicted. China’s economy will maintain moderate but stable development and the structural adjustments are conducted with thorough steps, while Chinese economy still faced constantly downward pressure. For civil aviation industry, there are both opportunities and challenges. On one hand, due to the imbalance between supply and demand, international average fuel price is not likely to increase dramatically in the second half of the year; at the same time, civil aviation market is still in robust conditions that the volume of passengers of the whole industry is expected to maintain a growth rate of 9.5-10%. On the other hand, we face adverse factors such as severe safety situations inside and outside China, intensified international competition, and increasing exchange rate fluctuation risks. We will make the best efforts to ensure continuous safety, seize opportunities to raise quality and returns, continuously improve service level, strive to realize better results of operations of the whole year, and therefore create greater returns to the shareholders.

Operational Safety

We will always adhere to the operational concept of Safety First, strengthen communication and cooperation of core systems such as operation control, aircraft maintenance and flight management, improve the level of flight assurance, and enhance the capability to deal with special situations. We need to further perfect the system of safety rules and regulations, improve the pertinence, timeliness, precision and extensibility of safety risk prevention and control, improve pertinence and foresightedness of safety notices. Based on characteristics of each stage and operational reality, we will strengthen safety risk management and control, check on a regular basis and conduct risk analysis in a timely manner, and pertinently strengthen safety education and training on rules and regulations. In the second half of 2016, the Group will continue to ensure a safety aviation year.

China Southern Airlines Company Limited • Interim Report 2016  |  021

Report of Directors

Fleet Development

In the next five years, we will continue to optimize the structure of the Company’s fleet centering on the principle of “adaptability, economy, flexibility and continuity”, so as to improve the competitiveness of the Company. During the “13th Five-year Plan” period, we plan to dispose obsolete models such as B757-200, B737-300 and B777-200, and introduce aircraft of new generation, including B787-9, A320neo, B737MAX and so on. In the second half of the year, we plan to introduce 32 aircraft, including 1 B777-300ER, 1 A330-300, 1 B787-9, 5 A320neo, 9 A321, 1 A320, 13 B737-800 and 1 EMB190, and we plan to dispose 10 aircraft, including 3 B757-200 to be sold, and 3 B737-700 and 4 A319 to be redelivered.

Hub Construction

Centering around the “One Belt and One Road” strategy, we will place emphasis on creation and coordination of international routes hub covering Guangzhou, Urumchi and Beijing with Guangzhou hub as core node for global network of China Southern Airlines and “One Belt and One Road” strategy as center node. Based on the concepts of standardization, integration and globalization, we shall improve operational efficiency of each hub, raise the quality of connections service through hubs and optimize travel experience of passengers by leveraging development opportunities of internet and mobile terminal. Meanwhile, with the confirmation of the position as the main base airlines in Beijing new airport, in the second half of the year, we will facilitate the construction of the second Beijing airport base project in order to further drive the implementation of hub strategy with Guangzhou and Beijing as dual core.

Route Network

In combination with various factors such as the market demand and operation benefits, we continue to optimize layouts for the route network. In China, we will strengthen current advantages, rationalize timetables, increase the capacity of main lines as well as improve overall competitiveness and profitability. In terms of international route network, we will coordinate China’s development strategy for the “One Belt and One Road” through launching new routes and flights and further expand the international route network. During the second half of the year, we will focus on filling the gap in the route network and launch various routes including Guangzhou-Toronto route and Guangzhou-Adelaide route in North America, Australia and New Zealand; increase the input of capacity for the important routes and further adjust and optimize the existing routes and waypoints in Europe; and we will take advantage of market opportunities during peak seasons and increase the capacity of Guangzhou-Melbourne and Guangzhou-Christchurch routes as to further consolidate its market share in Australia and New Zealand. Furthermore, we will reduce the input of capacity for certain routes based on the market condition during peak and off-peak seasons, while enhancing the support for long-range routes and improving the connection between routes through optimizing models and slots for medium-short range routes.

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Product Service

We shall fully enhance on-time performance of flights with great emphasis on the improvement of key service projects such as delay, baggage, meals and so on. We shall create a innovate and energetic brand image and steadily improve travel experience of passengers by launching key projects including in-flight Wi-Fi, tableware design, fragrance and in-flight medical volunteers comprehensively as well as strive to optimize connection experience and manage accommodation and security check process.

Marketing

We will strive to explore and improve marketing management and control model, enhance ability in optimizing the allocation of resources, and actively promote E-commerce one-stop service; strengthen our collaboration with Xiamen Airlines by actively promote strategic collaboration and integration of resources; enhance our international marketing capabilities to attract high-end passengers; integrate resources, strengthen joint marketing, and take various measures to develop followers, members and key accounts, to enhance the proportion of direct sales.

Cost Control

We will continue to promote and deepen comprehensive budget management, and actively promote the development of various tasks in relation to cost control, well-prepared for internal and external benchmarking work to improve resource use efficiency; continue to reduce sales cost by “increasing direct sales and decreasing indirect sales”; consider using simple forward contracts to carry out foreign currency hedging operations at the appropriate timing of exchange rate; pay close attention to the market situation and will carry out hedging operations when fuel prices reach the ideal level.

China Southern Airlines Company Limited • Interim Report 2016  |  023

Management Discussion and Analysis

I.	OVERALL BUISNESS ANALYSIS

During the reporting period, the Group’s total traffic revenue was RMB51,784 million, representing an increase of RMB448 million or 0.87% from the same period last year. Meanwhile, the Group’s total traffic volume increased by 8.92% to 11,585 million RTKs. Passenger load factor was 80.07%, representing a decrease of 0.83 percentage points from the same period last year. Passengers carried were 54.66 million, representing an increase of 2.22% from the same period last year.

Total operating expenses increased by 0.22% to RMB48,636 million from the same period last year, primarily due to the increase in maintenance expenses, aircraft and transportation service expenses, depreciation and amortization netted off by the decrease of flight operation expenses.

Interest expense increased by 7.43% to RMB1,200 million from the same period last year, mainly due to the increase in benchmark for floating interest rates during the period.

Net exchange loss of RMB1,516 million was recorded during the reporting period, mainly due to Renminbi depreciated against US dollars and other major foreign currencies. For the same period last year, net exchange loss of RMB156 million was recorded.

For the six months ended 30 June 2016, the Group recorded a net profit after tax of RMB3,691 million, as compared with a net profit after tax of RMB4,095 million for the same period last year.

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II.	OPERATIONAL REVENUES ANALYSIS

Passenger revenue during the reporting period was RMB48,662 million, increased by 1.08% from the same period last year, representing 93.97% of the Group’s total traffic revenue. Passenger traffic volume increased by 7.74% to 98,397 million RPKs. The overall passenger yield per RPK (fuel surcharges inclusive) is RMB0.49, which decreased by 7.55% as compared with RMB0.53 for the same period last year.

Domestic passenger revenue was RMB36,192 million, down 2.33% from the same period last year. Domestic passenger revenue accounted for 74.37% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 2.40% while passenger traffic volume, in terms of RPKs, increased by 0.95% from the same period last year, resulting in a decrease in passenger load factor of 1.15 percentage points to 79.95%. During the reporting period, the passenger yield per RPK decreased by 3.64% from RMB0.55 to RMB0.53.

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,200 million, a decrease of 4.38% from the same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.47% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 5.63% while passenger traffic volume, in terms of RPKs decreased by 4.20% from the same period last year, resulting in an increase in passenger load factor of 1.06 percentage points to 74.06%. The passenger yield per RPK was 0.72, which remained the same as the same period last year.

Passenger revenue for the Group’s international routes amounted to RMB11,270 million, with an increase of 14.65% from the same period last year. International passenger revenue accounted for 23.16% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 30.17% while passenger traffic volume, in terms of RPKs, increased by 29.96% from the same period last year, resulting in a decrease in passenger load factor of 0.15 percentage points to 80.75%. The passenger yield per RPK decreased by 11.11% from RMB0.45 to RMB0.40.

Cargo and mail revenue was RMB3,122 million, with a decrease of 2.28% from the same period last year. Cargo and mail revenue accounted for 6.03% of the total traffic revenue. Cargo and mail carried increased by 5.53% to 752.06 thousand tonnes from the same period last year. The cargo and mail yield per tonne kilometre decreased by 12.90% from RMB1.24 to RMB1.08.

China Southern Airlines Company Limited • Interim Report 2016  |  025

Management Discussion and Analysis

III.	OPERATIONAL EXPENSES ANALYSIS

1.	Flight operation expenses decreased by 6.43% to RMB23,247 million from the same period last year, mainly due to the decline in average jet fuel price which led to the reduction of jet fuel costs.

2.	Maintenance expenses increased by 14.10% to RMB5,017 million from the same period last year. It is mainly due to the fleet expansion and increase in flying hours.

3.	Aircraft and transportation service expenses increased by 14.40% to RMB9,335 million, mainly due to the increase in traffic volume and the number of landings and take-offs.

4.	Promotion and selling expenses decreased by 17.93% to RMB2,888 million from the same period last year, mainly as a result of the decrease in sales commissions.

5.	General and administrative expenses increased by 1.55% to RMB1,178 million from the same period last year, mainly as a result of increase in general corporate expenses.

6.	Depreciation and amortisation expenses increased by 8.68% to RMB6,298 million from the same period last year, mainly as a result of the expansion of aircraft fleets.

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IV.	CASH FLOW ANALYSIS

Net cash generated from operating activities decreased by 17.93% from the same period last year to RMB8,113 million, mainly due to the increase in trade receivables.

Net cash used in investing activities decreased by 68.11% from the same period last year to RMB1,233 million, mainly due to the disposal of fixed assets.

Net cash used in financing activities decreased by 55.07% from the same period last year to RMB5,308 million, mainly due to the funds received from issuance of corporate bonds and ultra-short-term financing bills.

V.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRCTURE

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by RMB51,057 million, which includes borrowings, and obligations under finance leases repayable within one year totaling RMB37,939 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external financing to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company (the “Directors”) have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short term obligations and capital expenditure requirements.

As at 30 June 2016, the Group’s borrowings totaled RMB44,471 million, representing a decrease of RMB1,415 million from RMB45,886 million as at 31 December 2015. The borrowings were mainly denominated in US dollars and RMB, with 77% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB29,579 million, RMB642 million, RMB5,355 million, RMB353 million and RMB8,542 million will be repayable in the twelve months ending 30 June 2017, 2018, 2019, 2020, 2021 and thereafter, respectively. As at 30 June 2016, cash and cash equivalents and restricted bank deposits of the Group totaled RMB6,299 million, an increase of RMB1,616 million from RMB4,683 million as at 31 December 2015. Of the total balance, 16% was denominated in foreign currencies.

As at 30 June 2016, total equity attributable to equity shareholders of the Company amounted to RMB41,279 million, representing an increase of RMB2,234 million from RMB39,045 million as at 31 December 2015, mainly due to the net profit netted off by declaration of cash dividend during the reporting period. Total equity as at 30 June 2016 amounted to RMB52,528 million (31 December 2015: RMB49,624 million).

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of Group at 30 June 2016 was 72% (31 December 2015: 73%).

China Southern Airlines Company Limited • Interim Report 2016  |  027

Management Discussion and Analysis

VI.	FINANCIAL RISK ANALYSIS

1.	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases and certain of the bank borrowings are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

2.	Jet fuel price risk

The fuel cost is the most major cost and expenditure for an airline company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

VII.	ANALYSIS ON MAJOR SUBSIDIARIES AND OTHER COMPANIES WITH SHAREHOLDINGS

1.	Main operational information of the six subsidiaries of the Group:

		Contribution		Contribution
		to the		to the
	Number of	Group’s		Group’s cargo		Contribution		Contribution
	passengers	passengers	Cargo and	and mail		to Group’s		to Group’s
	carried	carried	mail carried	carried	RTK	RTK	RPK	RPK
Name	(thousand)	(%)	(tonne)	(%)	(million)	(%)	(million)	(%)
Xiaman Airlines	12,713.5	23.3	110,950.9	14.8	1,864.7	16.1	18,970.3	19.3
Shantou Airlines	1,402.8	2.6	10,073.7	1.3	165.7	1.4	1,719.2	1.7
Zhuhai Airlines	826.1	1.5	6,814.4	0.9	126.6	1.1	1,311.4	1.3
Guizhou Airlines	1,479.1	2.7	13,401.4	1.8	218.9	1.9	2,244.7	2.3
Chongqing Airlines	1,387.7	2.5	9,722.3	1.3	170.7	1.5	1,784.6	1.8
Henan Airlines	2,315.5	4.2	20,318.6	2.7	315.0	2.7	3,243.5	3.3

Note:	The operational information of Xiamen Airlines includes operational information of its subsidiary Hebei Airlines and Jiangxi Airlines.

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2.	Information of Subsidiaries

(1)	Xiamen Airlines

Xiamen Airlines was established in July 1984 with registered capital of RMB5 billion. The legal representative is Che Shang Lun. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

As at 30 June 2016, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) had a fleet of 159 aircraft. During the reporting period, Xiamen Airlines (including Hebei Airlines, Jiangxi Airlines) completed 1,860 million revenue tonne kilometers, representing an increase of 13.0% as compared to the same period of the previous year. Xiamen Airlines carried 12,714,000 passengers and 111,000 tonnes of cargoes, representing an increase of 6.0% and a decrease of 1.2%, respectively as compared to the same period of the previous year. The average passenger load factor was 75.2%, representing a decrease of 1.3 percentage points as compared to the same period of the previous year. The average load factor was 63.6%, representing a decrease of 2.0 percentage points as compared to the same period of the previous year.

During the reporting period, Xiamen Airlines had operating revenue of RMB10,211 million, representing an increase of 6.78% as compared to the same period of the previous year; operating expenses of RMB9,502 million, representing an increase of 8.35% as compared to the same period of the previous year; and net profit of RMB749 million, representing an increase of 7.49% as compared to the same period of the previous year. As at 30 June 2016, Xiamen Airlines’ total assets amounted to RMB38,294 million, and net assets amounted to RMB15,423 million.

(2)	Shantou Airlines

Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Dong Su Guang. The Company holds 60% of the shares in Shantou Airlines; Shantou Aviation Investment Co., Ltd. holds 40% of the shares in Shantou Airlines.

As at 30 June 2016, Shantou Airlines had a fleet of 14 aircraft. During the reporting period, Shantou Airlines completed 170 million revenue tonne kilometers, representing a decrease of 1.3% as compared to the same period of the previous year. Shantou Airlines carried 1,403,000 passengers and 10,000 tonnes of cargoes, representing a decrease of 3.9% and 2.9%, respectively as compared to the same period of the previous year. The average passenger load factor was 78.6%, representing a decrease of 0.5 percentage point as compared to the same period of the previous year. The average load factor was 71.2%, representing a decrease of 1.4 percentage points as compared to the same period of the previous year.

(3)	Zhuhai Airlines

Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines; Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines.

As at 30 June 2016, Zhuhai Airlines had a fleet of 10 aircraft. During the reporting period, Zhuhai Airlines completed 130 million revenue tonne kilometers, representing an increase of 0.9% as compared to the same period of the previous year. Zhuhai Airlines carried 826,000 passengers and 7,000 tonnes of cargoes, representing a decrease of 0.8% and an increase of 31.0%, respectively as compared to the same period of the previous year. The average passenger load factor was 78.6%, representing a decrease of 1.5 percentage points as compared to the same period of the previous year. The average load factor was 71.4%, representing an increase of 0.8 percentage point as compared to the same period of the previous year.

China Southern Airlines Company Limited • Interim Report 2016  |  029

Management Discussion and Analysis

(4)	Guizhou Airlines

Guizhou Airlines was established in November 1991 with registered capital of RMB0.65 billion. The legal representative is Zhang Sheng. The Company holds 60% of the shares in Guizhou Airlines; Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines.

As at 30 June 2016, Guizhou Airlines had a fleet of 18 aircraft. During the reporting period, Guizhou Airlines completed 220 million revenue tonne kilometers, representing an increase of 9.8% as compared to the same period of the previous year. Guizhou Airlines carried 1,479,000 passengers and 13,000 tonnes of cargoes, representing an increase of 5.4% and 21.2%, respectively as compared to the same period of the previous year. The average passenger load factor was 79.0%, representing a decrease of 0.3 percentage point as compared to the same period of the previous year. The average load factor was 71.7%, representing an increase of 1.3 percentage points as compared to the same period of the previous year.

(5)	Chongqing Airlines

Chongqing Airlines was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Liu De Jun. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 30 June 2016, Chongqing Airlines had a fleet of 14 aircraft. During the reporting period, Chongqing Airlines completed 170 million revenue tonne kilometers, representing an increase of 15.7% as compared to the same period of the previous year. Chongqing Airlines carried 1,387,000 passengers, representing an increase of 11.5% as compared to the same period of the previous year. Chongqing Airlines carried 9,700 tonnes of cargoes, representing an increase of 20.9% as compared to the same period of the previous year. The average passenger load factor was 83.3%, representing a decrease of 1.8 percentage points as compared to the same period of the previous year. The average load factor was 74.5%, representing a decrease of 4.1 percentage points as compared to the same period of the previous year.

(6)	Henan Airlines

Henan Airlines was established in September 2013 with registered capital of RMB6 billion.The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines; Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 30 June 2016, Henan Airlines had a fleet of 26 aircraft. During the reporting period, Henan Airlines completed 320 million revenue tonne kilometers, representing a decrease of 2.5% as compared to the same period of the previous year. Henan Airlines carried 20,300 tonnes of cargoes, representing a decrease of 5.1% as compared to the same period of the previous year. Henan Airlines carried 2,315,000 passengers, remaining the same level as the same period of the previous year. The average passenger load factor was 80.6%, representing a decrease of 0.7 percentage point as compared to the same period of the previous year. The average load factor was 73.0%, representing a decrease of 0.7 percentage point as compared to the same period of the previous year.

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3.	Information of other major joint stock companies

				Proportion of shares held at the
		Registered capital		investee companies (%)
Name of investee companies	Nature of business	(note)		Direct	Indirect

(1) Joint Ventures
Guangzhou Aircraft Maintenance Engineering Co., Ltd	Aircraft repair and maintenance services	USD	65,000,000	50	–
Zhuhai Xiang Yi Aviation Technology Company Limited	Flight simulation services	USD	58,444,760	51	–
(2) Associates
Finance Company	Financial services		724,330,000	21.09	12.89
Sichuan Airlines Corporation Limited	Airline transportation		1,000,000,000	39	–
SACM	Advertising agency services		200,000,000	40	–
Shenyang Konggang Logistic Company Limited	Ground services		153,300,000	45	–

Note:    Expressed in Renminbi unless otherwise indicated.

VIII.	ANALYSIS ON THE CORE COMPETITIVENESS

The Company’s core competitiveness has begun to take shape, including its hub operation and management capability with Guangzhou as the core hub, its resources interoperability under the matrix management mode and its service brand influence.

(1)	Strategic transformation continuously strengthened the hub operation and management capability with Guangzhou as the core hub. China Southern Airlines’ strategic transformation mainly focused on developing transit and links with international long-range flights in hubs, thereby established a new profit model and development mode, and gradually became an airline with strong international network. Under a new competition environment, the Company should pay close attention to market changes and constantly adjust its strategies for hub operations, so as to seize market opportunities and expand market shares. The Company shall continue to explore market potential by increasing marketable products and improving product quality.

(2)	Resources interoperability under the matrix management mode continued to increase. With its scale of having multiple bases, hubs, models and flights, we adopted a matrix management mode based on “horizontal integration and resources sharing”, which not only unified the headquarters’ control over resources, policy and operation standards but also demonstrated branches’ and subsidiaries’ motivated participation in security, marketing and service innovation, making good use of the Company’s edge in scale and network. Core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. The Company will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to the advantages it currently enjoys.

(3)	Brand service influence was gradually improved. Aiming to become “the best airline in China, a top-class airline in Asia and a globally renowned airline”, the Company constantly improved its service quality, tourist experience, brand influence and reputation. The Company adhered to a people-oriented service concept by integrating people-oriented services with standard ones and mandatory requirements with human care, to create distinctive and people-oriented services based on customer needs, creating strong support for marketing.

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Management Discussion and Analysis

IX.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

On 30 March 2016, the Board had declared a cash dividend of RMB785 million, or RMB0.8 per 10 shares (inclusive of applicable tax) based on the total issued share capital of 9,817,567,000 shares of the Company for the year ended 31 December 2015. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A shares, and in HKD to shareholders of H shares. The profit distribution proposal had been approved by shareholders at the 2015 annual general meeting on 27 May 2016. As of 7 July 2016, the 2015 profit distribution proposal of the Company had been implemented, and the Company had distributed the above dividend to all shareholders of the Company.

The Company did not propose to distribute any profit, nor did it transfer any capital reserves to share capital for the first half of 2016.

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Significant Events

I.	MATERIAL LITIGATIONS, ARBITRATIONS AND MEDIA ALLEGATIONS

During the reporting period, the Company was not involved in any material litigation, arbitration or media allegations.

II.	BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

III.	ASSET TRANSACTIONS AND BUSINESS MERGER EVENTS

On 2 February 2016, the Company entered into the Equity Transfer Agreement on Transferring 100% of Equity in Southern Airlines (Group) Import and Export Trading Company between China Southern Air Holding Company and China Southern Airlines Company Limited with CSAHC, the controlling shareholder of the Company, by which the Company agreed to acquire 100% of equity in SAIETC with RMB400,570,400. For details of the above-mentioned transaction, please refer to the relevant announcements published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 3 February 2016.

On 26 April 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 10 B737-800 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 10 B737-800 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcement published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 27 April 2016.

On 27 July 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 6 B787-9 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 6 B787-9 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcement published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 28 July 2016.

In January, April, May and June 2016, the Company sold four old B757-200 aircraft to Boeing for US$2.71 million, US$3.05 million, US$2.35 million and US$3.55 million, respectively, with relevant asset property rights and creditor’s rights and debts having been transferred.

IV.	EQUITY INCENTIVE PLAN

During the reporting period, the Company did not implement nor had an on-going equity incentive plan.

V.	MATERIAL CONNECTED TRANSACTIONS

(1)	Connected transactions related to daily operation

During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAHC or its subsidiaries in its ordinary and usual course of business, specific details are as follows:

1.	On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 12 November 2008.

034

2.	On 28 September 2009, the Company, CSAHC, MTU AERO ENGINES GMBH and Zhuhai MTU entered into a continuing connected transaction. For details, please refer to the Connected Transaction Announcement published on China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange on 29 September 2009.

3.	On 19 April 2013, the Company entered into the Catering Services Framework Agreement with SACC. For details, please refer to the Announcement of Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 22 April 2013.

4.	On 8 November 2013, the Company renewed the Passenger and Cargo Sales Agency Services Framework Agreement with GSC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 9 November 2013.

5.	On 26 December 2013, the Financial Services Framework Agreement entered into between the Company and SA Finance was considered and passed at 2013 second extraordinary general meeting. For details, please refer to the Announcement of Resolutions Passed at 2013 Second Extraordinary General Meeting of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 27 December 2013.

6.	On 9 January 2014, the Company renewed the Import and Export Agency Framework Agreement with SAIETC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 10 January 2015.

7.	On 9 January 2014, the Company entered into the Land Lease Agreement and the Property Lease Agreement with CSAHC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 10 January 2015.

8.	On 21 November 2014, the Company and Finance Company entered into the electronic aviation passenger comprehensive insurance fourparties cooperation agreements. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 22 November 2015.

9.	On 29 December 2014, the Company renewed the Property Lease Agreement with CSAHC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 30 December 2015.

10.	On 29 December 2014, the Company renewed the Property Management Framework Agreement with CSAGPMC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 30 December 2014.

China Southern Airlines Company Limited • Interim Report 2016  |  035

Significant Events

11.	On 30 June 2015, the Supplemental Agreement to the Financial Services Framework Agreement entered into between the Company and Finance Company was considered and passed at 2014 annual general meeting. For details, please refer to the Announcement of the Daily Connected Transaction of the Company and the Announcement of Resolutions Passed at 2014 Annual General Meeting of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 5 May 2015 and 1 July 2015, respectively.

12.	On 13 August 2015, the Company entered into the Supplemental Agreement to the Property Lease Agreement with CSAHC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 14 August 2015.

13.	On 19 November 2015, the Company and Finance Company entered into the Insurance Business Platform Cooperation Framework Agreement. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 20 November 2015.

14.	On 30 December 2015, the Company renewed the Media Service Framework Agreement with SACM. For details, please refer to the H Share Announcement of Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 31 December 2015.

The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

During the reporting period, the connected transactions of the Company entered into are as follows:

	Unit: RMB million
	Incurred amount
	from January	Annual cap
Transaction	to June 2016	for the year 2016
Financial service (balance of deposit)	3,244	8,000
Financial service (balance of borrowings)	–	8,000
Engine maintenance	981	2,600
Media resources services	28	118.5
Import and export agency services	50	160
Assets leasing	95	190
Air catering services	53	152
Passenger and cargo sales agency services	133	250
Property management	29	92

036

(2)	Amounts due to or from connected parties

Unit: RMB million
Funds provided to the listed company by
		Funds provided to connected parties			connected parties
		Balance			Balance
		at the			at the
		beginning		Balance at	beginning		Balance at
Connected	Connected	of the	Incurred	the end of	of the	Incurred	the end of
parties	relationship	period	amount	the period	period	amount	the period
CSAHC	Controlling shareholder	0	0	0	104.77	104.77	104.77

Reasons for connected debts and liabilities:	CSAHC provided entrusted loan to the Company.

Settlement of the connected debts and liabilities	On 27 April 2016, an unsecured entrusted loan of RMB104,770,000 and its interest was repaid by the Company. On 28 April 2016, the Company was provided with an unsecured entrusted loan of RMB104,770,000.

Undertakings in relation to the connected debts and liabilities	Nil

Effect of the connected debts and liabilities on operating results and financial position of the Company	There was insignificant impact on Company’s operating results and financial position in the first half of 2016 as the amount of such loan was relatively small.

VI.	MAJOR CONTRACTS

(I)	Trust, sub-contracting and lease

1.	Trust

During the reporting period, the Company did not enter into any trust arrangement.

2.	Contract

During the reporting period, the Company did not enter into any sub-contracting arrangement.

3.	Lease

Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAHC by the Company as a leasee, the Group also acquired aircraft by way of operation lease and finance lease. As at 30 June 2016, there were 238 and 203 aircraft in operation under operation lease and under finance lease, respectively.

(II)	Guarantee

1.	Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiaries, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year.

China Southern Airlines Company Limited • Interim Report 2016  |  037

Significant Events

In accordance with the authorization granted at the general meeting, the Board of Directors of the Company passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

As at 30 June 2016, the banks have granted a loan to certain trainee pilots, of which RMB430 million has been guaranteed by the Group (including RMB41 million guaranteed by Xiamen Airlines). A small number of trainee pilots have already quitted the training programme as they failed to complete the training programme or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Company fulfilled its joint liability guarantee obligation for such trainee pilots, the aggregate amount of which was RMB2.5 million for the reporting period, and the aggregate amount of Xiamen Airlines was RMB1.4 million for the reporting period. The Group has also tried its best to actively to recover the relevant outstanding bank loans and the accrued interests through various ways.

2.	On 11 May 2015, in order to broaden financing channels and reduce financing costs of Hebei Airlines, the Board considered and approved to grant Xiamen Airlines rights to provide loan guarantee for Hebei Airlines with accumulated guarantee balance not more than RMB3.5 billion during the period commencing from 1 July 2015 to 30 June 2016, it was submitted to the shareholders’ meeting for consideration. On 30 June 2015, the resolution was passed at the 2014 annual general meeting. On 15 April 2016, Xiamen Airlines entered into the Maximum Amount Guarantee Contract with ICBC, pursuant to which, Xiamen Airlines would provide joint liability guaranty for the RMB and foreign currency loan contracts and foreign exchange transferred loan contracts entered into between Hebei Airlines and ICBC under a ceiling of RMB800 million from the effective date of the guarantee agreement to 30 June 2016. For details, please refer to the Announcement of China Southern Airlines on Providing Loan Guarantees for Hebei Airlines by Xiamen Airlines published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 16 April 2016.

During the reporting period, Xiamen Airlines had provided loan guarantee of nil for Hebei Airlines.

3.	On 29 December 2015, in order to reduce aircraft leasing costs, the Board considered and approved to: 1) increase 10 aircraft with SPV as sub-leasing model and allow SPV to be the first tenant and sub-lessor of the 10 aircraft; 2) provide external guarantees for SPV, with total guarantee amount not exceeding USD115,435,900. As at 30 June 2016, the Company provided the SPV with total guarantee of USD50,610,300.

038

(III)	Aircraft acquisition and disposal contracts

On 26 April 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 10 B737-800 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 10 B737-800 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcement published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 27 April 2016.

On 27 July 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 6 B787-9 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 6 B787-9 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcement published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 28 July 2016.

In January, April, May and June 2016, the Company sold four old B757-200 aircraft to Boeing for US$2.71 million, US$3.05 million, US$2.35 million and US$3.55 million, respectively, with relevant asset property rights and creditor’s rights and debts having been transferred.

(IV)	Other material contracts or transactions

During the reporting period, the Company did not enter into any other material contracts or transactions.

VII.	PENALTY ON AND RECTIFICATION ON THE LISTED COMPANIES, ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THE SHAREHOLDERS HOLDING MORE THAN 5% EQUITY INTERESTS OF THE COMPANY

None of the Company nor the current Directors, Supervisors, senior management, controlling shareholders or actual controllers was subject to any investigation by relevant authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by any stock exchange.

VIII.	APPOINTMENT AND DISMISSAL OF AUDITORS

On 30 March 2016, the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016 has been considered and approved by at the 10th meeting of the seventh session of the Board.

On 27 May 2016, the above resolution in relation to the change of auditor has been passed at 2015 annual general meeting of the Company. PricewaterhouseCoopers Zhongtian LLP and PricewaterhouseCoopers has resigned as the domestic and overseas auditors of the Company, and also confirmed that there were no matters in respect of the circumstances leading to their resignation that should be brought to the attention of the Shareholders and the Audit Committee of the Company. The Board also confirmed that there were no relevant matters regarding the proposed change of auditors that should be brought to the attention of the Shareholders. The Board further confirmed that there were no disagreements or unresolved matters between the Company and PricewaterhouseCoopers Zhongtian LLP and PricewaterhouseCoopers.

China Southern Airlines Company Limited • Interim Report 2016  |  039

Significant Events

IX.	PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2016, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

X.	SHAERHOLDINGS OF OTHER LISTED COMPANIES AND FINANCIAL INSTITUTIONS HELD BY THE COMPANY

(I)	Securities Investment

							Unit: RMB million
						Changes
						in owners’
				Carrying		equity
			Equity	value at	Profit and	during the
Stock		Initial	ownership	the end of	loss for	reporting		Sources of
Code	Abbreviation	investment	(%)	the period	the period	period	Accounting item	the shares
000099	CITIC Offshore Helicopter	9	0.48	38	–	(4)	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	53	–	(6)	Available-for-sale financial assets	Purchase
	Total	25	/	91	–	(10)	/	/

(II)	Shareholding in financial institutions

Unit: RMB million
Changes
			Sharing			in owners’
			at the end	Carrying		equity
	Initial	Holding	of the	value at	Profit and	during the
	investment	amount	period	the end of	loss for	reporting	Accounting	Sources of
Name	amount	(shares)	(%)	the period	the period	period	item	the shares
Finance Company	246	/	33.98	264	21	–	interest in associates	Purchase
Total	246	/	/	264	21	–	/	/

(III)	Trust management in respect of non-financial corporations and investment in derivatives

(1)	Trust management

 During the reporting period, the Company did not make any trust management.

(2)	Trust loan

 During the reporting period, the Company did not have any trust loan.

XI.	USE OF PROCEEDS FROM FUND-RAISING

During the reporting period, the Company did not have any fund-raising activity and there was no application of fund raised in previous periods that was being applied in this period.

040

XII.	PROJECTS OTHER THAN FUND-RAISING PROJECT

During the reporting period, there was not any non-fund raising project.

XIII.	UNDERTAKING

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

(I)	Undertaking Related to Share Reform

Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

(II)	Other Undertaking

1.	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed.

2.	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed.

3.	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

China Southern Airlines Company Limited • Interim Report 2016  |  041

Significant Events

4.	The relevant undertakings under the Financial Services Framework Agreement between the Company and Finance Company: (1) Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision making process of the Company; and (4) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed.

5.	On 8 July 2015, the Company received an undertaking letter from CSAHC, the controlling shareholder of the Company, details of which are set out as follows:

Given the recent abnormal fluctuation of the stock market and based on its confidence in the development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: 1. CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; 2. CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and 3. CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It’s a long-term undertaking, and it has been strictly performed.

042

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

I.	CHANGE IN SHARE CAPITAL

							Unit: Share
				Increase/(decrease) during
		31 December 2015		January to June 2016		30 June 2016
		Number of	Percentage	Number of	Percentage	Number of	Percentage
		Shares	(%)	Shares	(%)	Shares	(%)
I.	Shares subject to restrictions on sales	0	0	0	0	0	0
II.	Shares not subject to restrictions on sales
	1. RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	71.53
	2. Foreign listed shares	2,794,917,000	28.47	0	0	2,794,917,000	28.47
Total		9,817,567,000	100	0	0	9,817,567,000	100
III.	Total number of shares	9,817,567,000	100	0	0	9,817,567,000	100

II.	PARTICULARS OF SHAREHOLDERS

(I)	Number of shareholders and particulars of shareholdings

						Unit: Share
Total number of shareholders at the end of the reporting period: 267,887
Particulars of the top ten shareholders
		Increase/	Number of	Shareholding
		(decrease)	shares held	percentage	Number of	Number of
		during the	at the end	at the end	shares subject	shares
		reporting	of reporting	of reporting	to trading	pledged
Name of the shareholder	Capacity	period	period	period (%)	restrictions	or frozen
CSAHC	Stated-owned legal	0	4,039,228,665	41.14	0	None
	entity
HKSCC (Nominees) Limited	Overseas legal entity	59,000	1,749,225,988	17.82	0	Unknown
Nan Lung Holding Limited	Stated-owned legal entity	0	1,033,650,000	10.53	0	None
China Securities Finance Corporation Limited	Stated-owned legal entity	280,193	237,890,551	2.42	0	Unknown
National Social Security Fund 118	Domestic Non-state- owned legal entity	85,163,904	85,163,904	0.87	0	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd.	Domestic Non-state- owned legal entity	(2,931,300)	72,068,700	0.73	0	Unknown
Central Huijin Investment Ltd.	Stated-owned legal entity	0	64,510,900	0.66	0	Unknown
China National Aviation Corporation (Group) Limited	Stated-owned legal entity	0	49,253,400	0.50	0	Unknown
China Merchants Bank Co., Ltd.	Domestic Non-state- owned legal entity	457,734	27,319,959	0.28	0	Unknown
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown

China Southern Airlines Company Limited • Interim Report 2016  |  043

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

Particulars of the top ten shareholders
		Increase/	Number of	Shareholding
		(decrease)	shares held	percentage	Number of	Number of
		during the	at the end	at the end	shares subject	shares
		reporting	of reporting	of reporting	to trading	pledged
Name of the shareholder	Capacity	period	period	period (%)	restrictions	or frozen
ICBC Credit Suisse Fund — Agricultural Bank of China — ICBC Credit Suisse CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
Da Cheng Fund — Agricultural Bank of China — Da Cheng CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
Harvest Fund —Agricultural Bank of China — Harvest CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
Bosera Fund — Agricultural Bank of China — Bosera CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
Lombarda China Fund — Agricultural Bank of China — Lombarda China CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
China Asset Management — Agricultural Bank of China — China Asset Management CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
E Fund — Agricultural Bank of China — E Fund CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
GF Fund — Agricultural Bank of China — GF CSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown
CSAM — Agricultural Bank of China — CSAMCSI Financial Assets Management Scheme	Domestic Non-state- owned legal entity	0	25,425,500	0.26	0	Unknown

044

(II)	Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

		Unit: Share
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

	Number of
	tradable shares
	not subject
	to selling
Name of Shareholder	restrictions	Type of shares
CSAHC	4,039,228,665	RMB-denominated ordinary shares
HKSCC (Nominees) Limited	1,749,225,988	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
China Securities Finance Corporation Limited	237,890,551	RMB-denominated ordinary shares
National Social Security Fund 118	85,163,904	RMB-denominated ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd.	72,068,700	RMB-denominated ordinary shares
Central Huijin Investment Ltd.	64,510,900	RMB-denominated ordinary shares
China National Aviation Corporation (Group) Limited	49,253,400	RMB-denominated ordinary shares
China Merchants Bank Co., Ltd.	27,319,959	RMB-denominated ordinary shares
Yinhua Fund — Agricultural Bank of China —Yinhua CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
ICBC Credit Suisse Fund — Agricultural Bank of China — ICBC Credit Suisse CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
Da Cheng Fund — Agricultural Bank of China — Da Cheng CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
Bosera Fund — Agricultural Bank of China — Bosera CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
Lombarda China Fund — Agricultural Bank of China — Lombarda China CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
China Asset Management — Agricultural Bank of China — China Asset Management CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
E Fund — Agricultural Bank of China — E Fund CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
GF Fund — Agricultural Bank of China — GF CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
CSAM — Agricultural Bank of China — CSAMCSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung Holding Limited (“Nan Lung”) is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

China Southern Airlines Company Limited • Interim Report 2016  |  045

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

(III)	Changes of the controlling shareholder or de facto controller

 During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

III.	DISCLOSURE OF INTERESTS

As at 30 June 2016, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the “Shares”) and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

							% of the total
					% of the total	% of the total	issued share
Name of		Types of	Number of		issued A Shares	issued H Shares	capital of the
shareholders	Capacity	Shares	Shares held		of the Company	of the Company	Company
CSAHC (Note)	Beneficial owner	A Shares	4,039,228,665	(L)	57.52%	-	41.14%
	Interest of controlled corporations	H Shares	1,064,770,000	(L)	-	38.10%	10.85%
		Sub-total	5,103,998,665	(L)	-	-	51.99%
Nan Lung Holding	Beneficial owner	H Shares	1,064,770,000	(L)	-	38.10%	10.85%
Limited (“Nan Lung”) (Note)	Interest of controlled corporations

Note:

CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

Save as disclosed above, as at 30 June 2016, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the Shares or underlying Shares recorded in the register of the Company required to be kept under section 336 of the SFO.

046

Directors, Supervisors, Senior Management and Employees

I.	INTERESTS OF THE DIRECTORS AND SUPERVSIORS IN THE EUQITY OF THE COMPANY

As at 30 June 2016, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

II.	CHANGES IN THE SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, there were no changes in shareholding of current Directors, Supervisors and Senior Management or the Directors, Supervisors and Senior Management who resigned during the reporting period.

III.	CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Reasons for
Name	Position	Change	the Change
Wang Chang Shun	Non-executive Director, Chairman	Election	Newly Appointment
Si Xian Min	Non-executive Director, Chairman	Resignation	Personal reason

IV.	CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF LISTING RULES

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2015 Annual Report:

1.	Ms. Yang Li Hua, the Non-executive Director, resigned as the chairman of SAIETC;

2.	Mr. Tan Jin Song, the Independent Non-executive Director, was appointed as the independent director of Shanghai Raas Blood Products Co., Ltd.;

3.	Mr. Guo Wei, the Independent Non-executive Director, resigned as the independent director of Shanghai Pudong Development Bank Company Limited;

4.	Mr. Jiao Shu Ge, the Independent Non-executive Director, was appointed as the director of Beijing Taiyang Pharmaceutical Co., Ltd., the chairman of Taizhou Mabtech Pharmaceutical Co., Ltd., the chairman of Shanghai Biomabs Pharmaceuticals Co., Ltd., the executive director and general manager of Ningbo Yafeng Electric Products Co., Ltd., the chairman and general manager of Ningbo Akin Electronic Technology Co., Ltd., and the director of Beijing Dongfanglue Biomedical Technology Co., Ltd.; and

5.	Ms. Yang Yi Hua, the Supervisor, resigned as the supervisor of Xiamen Airlines, the chairman of supervisory committee of Guizhou Airlines, the convener of supervisory committee of Zhuhai Airlines, the supervisor of Chongqing Airlines, the chairman of supervisory committee of Guangzhou Baiyun International Logistic Company Limited, the supervisor of Finance Company, the convener of supervisory committee of Beijing China Southern Airlines Ground Service Company Limited and the chairman of supervisory committee of Nan Lung International Freight Limited.

Save as disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

V.	EMPLOYEES

As at 30 June 2016, the Group had an aggregate of 89,539 employees (31 December 2015: 87,202). The wages of the Group’s employees consist of basic salaries and bonuses.

China Southern Airlines Company Limited • Interim Report 2016  |  047

Corporate Governance Report

1.	CORPORATE GOVERNANCE

The Company has established a corporate governance system comprising the general meeting, the Board, the Supervisory Committee and the senior management in accordance with the provisions of relevant laws and regulations such as Company Law and Securities Law as well as the Articles of Association to form an operational mechanism for support, coordination and checks and balances among the governing body, the decision-making body, the supervisory body and the executive body. The Company has formed a relatively comprehensive corporate governance structure.

The Board comprises the Strategic Decision Committee, Audit Committee, Remuneration & Appraisal Committee and Nomination Committee. The number of Independent Non-executive Directors in the Audit Committee, Remuneration & Appraisal Committee and Nomination Committee should be accounted for over half, among which three members of the Audit Committee are all Independent Non-executive Directors and the Director of the Audit Committee is a senior accounting professional. The Director of the Remuneration & Appraisal Committee is also an Independent Non-executive Director. These committees under the Board have formulated work rules and strictly followed them to carry out the work. They conduct the thorough research on the professional matters and put forward recommendations to the Board for reference.

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2016.

The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 of the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2016 complied with the Model Code and the code of conduct.

The Audit Committee has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

During the reporting period, the general meeting, the Board, the Supervisory Committee and the senior management fulfilled their functions independently, exercised their rights and performed their duties respectively in accordance with the Articles of Association, and did not breach any laws or regulations.

During the reporting period, the Company held 1 general meeting, 14 Board meetings and 5 meetings of the Supervisory Committee, at which the resolutions were published on the website of Shanghai Stock Exchange, the website of the Stock Exchange and the relevant information disclosure media pursuant to the regulatory requirements.

During the reporting period, the Company’s Audit Committee held 5 meetings, at which various matters were reviewed, such as the Company’s 2015 financial report, internal control report, appointment of external auditors and connected transactions.

During the reporting period, the Company’s Nomination Committee held 1 meeting, and reviewed and nominated 1 Non-executive Director.

During the reporting period, the Company’s Remuneration and Assessment Committee held 1 meeting and reviewed various matters such as the budget and final accounts for total wages as well as the salaries of the senior management members.

048

2.	INVESTOR RELATIONS

During the reporting period, the Company proactively studied investor needs and expanded services for investor. On the basis of strictly complying with regulatory rules, the Company maintained close communication with the market, set up a smooth communication channel, and submitted suggestions and proposals to the management in a timely manner and conveyed market needs to business departments, which properly served the role of investor relation management on setting up a bridge for communication.

During the reporting period, the Company held 1 meeting with analysts and 1 media conference on results announcement; launched 1 annual results roadshow; received 13 batches of visits by about 47 institutional investors and analysts; received more than 270 investor hotline telephone calls; participated in 3 investment forums and strategic meetings held by Chinese domestic and foreign securities firms; conducted exchanges with 126 investors at 16 “one to-one” and “one-to-many” meetings; held 2 teleconferences on telephone conversations with 73 investors; held 1 online meeting to explain the cash dividend distribution for 2015 and briefed the meeting on key issues relating to the cash dividend distribution proposal for 2015. Adhering to a working principle of being active and transparent, the Company strengthened interactions with the market. Led by the secretary to the board, senior management of the Company, especially directly from the finance and marketing departments, directly participated in such interactions, thus helping deepen the Company’s understanding of information requirements on the capital market and support further development of investor relations.

3.	INFORMATION DISCLOSURE

As a company listed in Hong Kong, New York and Shanghai, the Company is in strict compliance with the requirements under the relevant listing rules of all the listing places in performing its information disclosure obligation truthfully, accurately, completely and timely, and strives to enhance the pertinency, comparability, simplicity and effectiveness of information disclosure.

During the reporting period, the Company strictly performed its obligations as an issuer of corporate bonds on information disclosure for the market; strengthened internal control management on information disclosure, with a focus on putting into place procedures on reporting material information of its major subsidiaries; continued to improve its procedures on information disclosure, enhanced the pertinency of the content of disclosed information, regularly released major monthly operating data and proactively communicated the Company’s information to investors.

During the reporting period, on the basis of complying with the requirements of stock exchanges in Shanghai, Hong Kong and New York for the disclosure of annual reports, the Company focused on industry operation analysis and management discussions and analysis, to convey the Company’s overall operation conditions to investors in a simple and easy-to-understand manner. The Company continued to optimize the layout of its annual report, enabling investors to have a direct understanding of its information when reading its annual report, so as to improve their efficiency in making investment decisions.

In August 2016, the 2015 Annual Report of the Company won the 30th International ARC (Annual Report Competition) Awards.

China Southern Airlines Company Limited • Interim Report 2016  |  049

Corporate Bond

I.	BASIC SITUATION OF CORPORATE BONDS

							Unit: RMB million
					Outstanding
					balance of		Repayment
					corporate	Interest	of principal
Name	Abbreviation	Code	Issue date	Mature Date	bonds	rate	and interest	Trading floor
Corporate bonds 2015 of the Company (First Tranche)	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	3,000	3.63%	Pay interests annually, pay back principal plus interests when due	Shanghai Stock Exchange
Corporate bonds 2016 of the Company (First Tranche)	16 China Southern Airlines 01	136256	3 March 2016	3 March 2019	5,000	2.97%	Pay interests annually, pay back principal plus interests when due	Shanghai Stock Exchange
Corporate bonds 2016 of the Company (second Tranche)	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	5,000	3.12%	Pay interests annually, pay back principal plus interests when due	Shanghai Stock Exchange

II.	CONTACT PERSON & INFORMATION FOR TRUSTEE MANAGEMENT OF CORPORATE BONDS AND THE CONTACT INFORMATION OF CREDIT RATING AGENCY

Trustee of bonds	Name	Guosen Securities Co., Ltd. (“Guosen Securities”)
	Office address	Floors 16-26, Guosen Securities Tower, No. 1012 Hongling Middle Road, Luohu District, Shenzhen
	Contact persons	Zhou Lei, Ke Fangyu
	Contact numbers	(86)13501582885, (86)18688983432
Credit rating agency	Name	Lianhe Credit Information Service Co., Ltd.
	Office business	No. 80 Qufu Avenue, Heping District, Tianjin

III.	APPLICATION OF FUND RAISED BY CORPORATE BONDS

The fund raised by the Company through issuing Corporate bonds 2015 (first tranche) on 20 November 2015 has a balance of RMB2,998.50 million after deduction of the issuance cost, of which RMB1,690 million was used for repayment of bank loans, and the remaining fund raised was used to supplement the working capital.

The fund raised by the Company through issuing Corporate bonds 2016 (first tranche) on 3 March 2016 has a balance of RMB4,999.75 million after deduction of the issuance cost, and all the fund raised was used for repayment of bank loans.

The fund raised by the Company through issuing Corporate bonds 2016 (second tranche) on 25 May 2016 has a balance of RMB4,999.75 million after deduction of the issuance cost, of which RMB2,000 million was used for repayment of bank loans, and the remaining fund raised was used to supplement the working capital.

050

IV.	CREDIT RATING AGENCY OF CORPORATE BONDS

The Company’s credit rating agency of corporate bonds is Lianhe Credit Information Service Co., Ltd., which was established in May 2002 with a registered capital of RMB30 million, and is one of the national companies engaged in credit rating business in capital market. Lianhe Credit Information Service Co., Ltd. obtained administrative license from China Securities Regulatory Commission to carry out credit rating business in securities market in May 2008.

V.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the report period, there was no credit enhancement mechanism existing with corporate bonds of the Company.

Debt repayment plan for the first tranche of 2015 corporate bonds (15 China Southern Airlines No. 01): the interest date of 15 China Southern Airlines No. 01 corporate bonds was the date of issuance, namely 20 November 2015. Since the interest date, the interest was paid once on 20 November of each year from 2016 to 2020, the last period interest was paid together with the repayment of principal. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on November 20 annually from 2016 to 2018. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponing period.

Debt repayment plan for the first tranche of 2016 corporate bonds (16 China Southern Airlines No. 01): the interest date of 16 China Southern Airlines No. 02 corporate bonds was the date of issuance, namely 3 March 2016. Since the interest date, the interest was paid once each year, and the last period interest was paid together with the repayment of principal, the interest date is 3 March of each year from 2017 to 2019. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponing period.

Debt repayment plan for the second tranche of 2016 corporate bonds (16 China Southern Airlines No. 02): the interest date of 16 China Southern Airlines No. 02 corporate bonds was the date of issuance, namely 25 May 2016. Since the interest date, the interest was paid once each year, and the last period interest was paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on 25 May annually from 2017 to 2019. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponing period

VI.	MEETINGS HELD BY HOLDERS OF CORPORATE BONDS

During the reporting period, the Company did not hold any meeting of holders of corporate bonds.

VII.	PERFORMANCE OF DUTIES BY TRUSTEE OF CORPORATE BONDS

In October 2015, the Company engaged Guosen Securities to act as the trustee of the current bonds, and signed Agreement for Trustee Management of Bonds.

Guosen Securities continuously followed and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, closely watched the Company’s credit status, internal and external credit enhancement mechanisms and implementation of measures aimed to ensure debt repayment, and supervised the reception, deposit and transfer of raised funds on the Company’s special account as well as the repayment of principal and interest. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors). and Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Trustee Management, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities actively performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds. In accordance with related regulations, Guosen Securities issued the Report on Trustee Management of the Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (2015) on 20 June 2016.

China Southern Airlines Company Limited • Interim Report 2016  |  051

Corporate Bond

VIII.	COMPANY’S ACCOUNTING DATA AND FINANCIAL INDICATORS IN RECENT TWO YEARS AT THE END OF THE REPORTING PERIOD

			Unit: RMB million
	30 June	31 December	Increase/
Major indicators	2016	2015	(Decrease) %	Reason of change
Current ratio	0.24	0.22	9.09	Due to the increase of cash and cash equivalents during the reporting period
Quick ratio	0.22	0.19	15.79	Due to the increase of cash and cash equivalents during the reporting period
Asset-liability ratio	72.49%	73.32%	(1.13)
Loan repayment ratio	100%	100%	–

	January to June 2016	January to June 2015	Increase/ (Decrease) %	Reason of change
EBITDA-to-interest coverage ratio	8	9	(11.11)	Due to the increase of interest expense during the reporting period
Interest coverage ratio	100%	100%	–

IX.	COMPANY’S ASSETS AS AT THE END OF THE REPORTING PERIOD

As at 30 June 2016, the Group’s restricted bank deposits was about RMB148 million.

As at 30 June 2016, the Group took investment property worth about RMB38 million (in terms of book value) and land-use right worth about RMB76 million as the mortgage of its long-term borrowings worth about RMB365 million (including borrowing due within one year).

As at 30 June 2016, the Group took certain aircraft worth about RMB77,704 million (in terms of book value) as the mortgage of its obligations under finance leases worth about RMB58,766 million (including obligations under finance leases due within one year), long-term USD borrowings worth about RMB634 million (including borrowings due within one year) and long-term RMB borrowings worth about RMB770 million (including borrowings due within one year).

Besides, the Group has no other restricted assets.

052

X.	INTEREST PAYMENT AND ENCASHMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

On May 24, 2016, the Company completed repayment of principal of RMB2 billion ultra-short-term financing bills and the payment of the interests thereof RMB30 million in total.

XI.	BANK CREDIT-GRANTING OF THE COMPANY DURING THE REPORTING PERIOD

As at June 30 2016, the Company has gained from many domestic banks the line of credit with a ceiling of RMB147, 387 million. For 2016 and future years, among which the bank line of credit used is about RMB36, 209 million and the unused is about RMB111,178 million.

XII.	COMPANY’S IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN BOND PROSPECTUS DURING THE REPORTING PERIOD

During the reporting period, the Company, in accordance with the provisions in Prospectus for Public Offering of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors) and Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors) (hereinafter referred to as “Prospectus”), utilized the fund raised by the current bonds deducted by the issuance expenses for repayment of bank loans and supplement of working capital. The Company accepted the supervision by investors in strict accordance with the Prospectus and the related rules for information disclosure, and strictly complied with the agreements and commitments made by the Company.

XIII.	IMPACT OF MAJOR EVENTS ON THE COMPANY’S OPERATION AND DEBT-PAYING ABILITY

During the reporting period, no major events producing great impact on operation and debt-paying ability of the Company happened.

China Southern Airlines Company Limited • Interim Report 2016  |  053

Documents Available for Inspection

I.	Financial statements with signature and seal of legal representative, the Chief of the Accounting Department and the Chief of Accounting Department.

II.	Originals of all documents and announcements publicly disclosed on the website of Shanghai Stock Exchange during the reporting period.

III.	2016 half-year report of the Company published on the website of Shanghai Stock Exchange.

Chairman: Wang Chang Shun

China Southern Airlines Company Limited

29 August 2016

054

China Southern Airlines Company Limited • Interim Report 2016  |  055

Review Report

Review report to the Board of Directors of

China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 57 to 83 which comprise the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2016 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2016 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

29 August 2016

056   China Southern Airlines Company Limited     Interim Report 2016

Consolidated Income Statement

For the six months ended 30 June 2016 – unaudited

		Six months ended 30 June
		2016		2015
	Note	RMB million		RMB million
Operating revenue
Traffic revenue			51,784		51,336
Other operating revenue			2,335		2,023
Total operating revenue	4		54,119		53,359
Operating expenses
Flight operation expenses			23,247		24,844
Maintenance expenses			5,017		4,397
Aircraft and transportation service expenses			9,335		8,160
Promotion and selling expenses			2,888		3,519
General and administrative expenses			1,178		1,160
Depreciation and amortisation	9		6,298		5,795
Others			673		654
Total operating expenses			48,636		48,529
Other net income	8		1,568		1,155
Operating profit	9		7,051		5,985
Interest income			39		165
Interest expense	7		(1,200)		(1,117)
Share of associates’ results			357		358
Share of joint ventures’ results			56		70
Exchange loss, net			(1,516)		(156)
Profit before income tax			4,787		5,305
Income tax	10		(1,096)		(1,210)
Profit for the period			3,691		4,095
Profit attributable to:
Equity shareholders of the Company			3,118		3,479
Non-controlling interests			573		616
			3,691		4,095
Earnings per share
Basic and diluted	12	RMB	0.32	RMB	0.35

The notes on pages 63 to 83 form part of this interim financial report.

Interim Report 2016     China Southern Airlines Company Limited     057

Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2016 – unaudited

		Six months ended 30 June
		2016	2015
	Note	RMB million	RMB million
Profit for the period		3,691	4,095

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instruments	11	(122)	–
– Fair value movement of available-for-sale financial assets	11	(13)	26
– Share of other comprehensive income of an associate		–	(7)
– Deferred tax relating to above items	11	33	(6)
Other comprehensive income for the period		(102)	13
Total comprehensive income for the period		3,589	4,108
Total comprehensive income attributable to:
Equity shareholders of the Company		3,019	3,488
Non-controlling interests		570	620
Total comprehensive income for the period		3,589	4,108

The notes on pages 63 to 83 form part of this interim financial report.

058   China Southern Airlines Company Limited     Interim Report 2016

Consolidated Statement of Financial Position

At 30 June 2016 – unaudited

		At 30 June	At 31 December
		2016	2015
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	13	143,582	142,870
Construction in progress	14	20,759	19,433
Lease prepayments	15	2,642	2,637
Interest in associates		2,266	1,995
Interest in joint ventures		1,490	1,440
Other investments in equity securities		136	136
Aircraft lease deposits		732	669
Available-for-sale financial assets		91	104
Derivative financial instruments		–	13
Deferred tax assets		1,752	1,387
Other receivables		–	304
Other assets		1,041	888
		174,491	171,876
Current assets
Inventories		1,778	1,606
Trade receivables	16	3,342	2,580
Other receivables		3,287	3,720
Cash and cash equivalents		6,151	4,560
Restricted bank deposits		148	123
Prepaid expenses and other current assets		1,389	1,191
Amounts due from related companies	22(c)	380	333
		16,475	14,113

Interim Report 2016     China Southern Airlines Company Limited     059

Consolidated Statement of Financial Position (continued)

At 30 June 2016 - unaudited

		At 30 June	At 31 December
		2016	2015
	Note	RMB million	RMB million
Current liabilities
Borrowings	17	29,579	30,002
Current portion of obligations under finance leases	18	8,360	6,416
Trade payables	19	1,773	2,500
Sales in advance of carriage		6,257	7,131
Deferred revenue		1,249	1,029
Current income tax		568	66
Amounts due to related companies	22(c)	403	152
Accrued expenses		14,362	13,081
Other liabilities		4,981	5,158
		67,532	65,535
Net current liabilities		(51,057)	(51,422)
Total assets less current liabilities		123,434	120,454

Non-current liabilities
Borrowings	17	14,892	15,884
Obligations under finance leases	18	50,406	49,408
Deferred revenue		1,767	1,806
Provision for major overhauls		2,130	1,895
Provision for early retirement benefits		8	13
Derivative financial instruments		109	–
Deferred benefits and gains		762	886
Deferred tax liabilities		832	938
		70,906	70,830
Net assets		52,528	49,624
Capital and reserves
Share capital		9,818	9,818
Reserves	20	31,461	29,227
Total equity attributable to equity shareholders of the Company		41,279	39,045
Non-controlling interests		11,249	10,579
Total equity		52,528	49,624

Approved and authorised for issue by the Board of Directors on 29 August 2016.

Wang Chang Shun	Tan Wan Geng
Director	Director

The notes on pages 63 to 83 form part of this interim financial report.

060   China Southern Airlines Company Limited     Interim Report 2016

Consolidated Statement of Changes in Equity

For the six months ended 30 June 2016 - unaudited

	Attributable to equity shareholders of the Company
							Non-
	Share	Share	Fair value	Other	Retained		controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at 1 January 2015	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Changes in equity for the six months ended 30 June 2015:
Profit for the period	–	–	–	–	3,479	3,479	616	4,095
Other comprehensive income	–	–	15	(6)		9	4	13
Total comprehensive income	–	–	15	(6)	3,479	3,488	620	4,108
Dividends relating to 2014 (Note 20(a))	–	–	–	–	(393)	(393)	–	(393)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	1,120	1,120
Distributions to non-controlling interests	–	–	–	–	–	–	(2)	(2)
Others	–	(1)	–	–	–	(1)	1	–
Balance at 30 June 2015 and 1 July 2015	9,818	14,130	59	1,480	13,355	38,842	10,484	49,326

Changes in equity for the six months ended 31 December 2015:
Profit for the period	–	–	–	–	257	257	466	723
Other comprehensive income	–	–	(4)	1		(3)	(7)	(10)
Total comprehensive income	–	–	(4)	1	257	254	459	713
Appropriations to reserves	–	–	–	246	(246)	–	–	–
Capital injection of non-controlling interests in a subsidiary	-	–	–	–	–	–	240	240
Acquisition of non-controlling interests in a subsidiary	–	–	–	(52)	–	(52)	(574)	(626)
Distributions to non-controlling interests	–	–	–	–	–	–	(29)	(29)
Others	–	1	–	–	–	1	(1)	–
Balance at 31 December 2015 and 1 January 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

Changes in equity for the six months ended 30 June 2016:
Profit for the period	–	–	–	–	3,118	3,118	573	3,691
Other comprehensive income	–	–	(99)	–	–	(99)	(3)	(102)
Total comprehensive income	–	–	(99)	–	3,118	3,019	570	3,589
Dividends relating to 2015 (Note 20(a))	–	–	–	–	(785)	(785)	–	(785)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	100	100
Balance at 30 June 2016	9,818	14,131	(44)	1,675	15,699	41,279	11,249	52,528

The notes on pages 63 to 83 form part of this interim financial report.

Interim Report 2016     China Southern Airlines Company Limited   061

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2016 - unaudited

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Operating activities
Cash generated from operating activities	9,979	12,316
Interest received	70	98
Interest paid	(1,178)	(1,445)
Income tax paid	(758)	(1,084)
Net cash generated from operating activities	8,113	9,885
Investing activities
Proceeds from disposal of property, plant and equipment and construction in progress	1,549	134
Dividends received from associates	76	52
Dividends received from other investments in equity securities and available-for-sale financial assets	–	3
Proceeds from maturity of term deposits	765	63
Additions of property, plant and equipment, lease prepayments and other assets	(3,478)	(4,339)
Payment for aircraft lease deposits	(21)	(33)
Refund of aircraft lease deposits	30	36
Capital injection into associates	(34)	(38)
Withdrawal of pledged bank deposits	–	324
Acquisition of a subsidiary, net of cash acquired	–	(69)
Prepayment for acquisition of a subsidiary	(120)	–
Net cash used in investing activities	(1,233)	(3,867)
Financing activities
Dividends paid to equity shareholders of the Company	(450)
Proceeds from bank borrowings	13,140	6,733
Proceeds from ultra-short-term financing bills	14,397	–
Proceeds from corporate bond	10,000	–
Repayment of bank borrowings and principal under finance lease obligations	(40,249)	(16,664)
Repayment of ultra-short-term financing bills	(2,000)	(3,000)
Capital injection from the non-controlling interests of a subsidiary	100	1,120
Dividends paid to non-controlling interests	(8)	(2)
Payment for purchase of non-controlling interest	(238)	–
Net cash used in financing activities	(5,308)	(11,813)
Net increase/(decrease) in cash and cash equivalents	1,572	(5,795)
Cash and cash equivalents at 1 January	4,560	15,414
Exchange gain/(loss) on cash and cash equivalents	19	(14)
Cash and cash equivalents at 30 June	6,151	9,605

The notes on pages 63 to 83 form part of this interim financial report.

062   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

1	Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 29 August 2016.

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by RMB51,057 million. In preparing the interim financial report, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short term obligations and capital expenditure requirements.

As at 30 June 2016, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB147,387 million (31 December 2015: RMB173,739 million), of which approximately RMB111,178 million (31 December 2015: RMB131,021 million) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the directors believe that it is appropriate to prepare the interim financial report on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2015 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2016 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2015 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent review report to the Board of Directors is included on page 56.

2	Changes in accounting policies

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following amendments are relevant to the Group:

•	Annual Improvements to IFRS’s 2012-2014 Cycle

•	Amendments to IAS 1, Presentation of financial statements: Disclosure initiative

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Interim Report 2016     China Southern Airlines Company Limited   063

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

2	Changes in accounting policies (continued)

Annual Improvements to IFRSs 2012-2014 Cycle

This cycle of annual improvements contains amendments to four standards. Among them, IAS 34, Interim financial reporting, has been amended to clarify that if an entity discloses the information required by the standard outside the interim financial statements by a cross-reference to the information in another statement of the interim financial report, then users of the interim financial statements should have access to the information incorporated by the cross-reference on the same terms and at the same time. The amendments do not have an impact on the Group’s interim financial report as the Group does not present the relevant required disclosures outside the interim financial statements.

Amendments to IAS 1, Presentation of financial statements: Disclosure initiative

The amendments to IAS 1 introduce narrow-scope changes to various presentation requirements. The amendments do not have a material impact on the presentation and disclosure of the Group’s interim financial report.

3	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business.

The interim financial report do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2015.

There have been no changes in the risk management policies since 31 December 2015.

(a)	Liquidity risk

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by RMB51,057 million. For the six months ended 30 June 2016, the Group recorded a net cash inflow from operating activities of RMB8,113 million, a net cash outflow from investing activities of RMB1,233 million and a net cash outflow from financing activities of RMB5,308 million, which in total resulted in a net increase in cash and cash equivalents of RMB1,572 million.

As at 30 June 2016, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB147,387 million (31 December 2015: RMB173,739 million), of which approximately RMB111,178 million (31 December 2015: RMB131,021 million) was unutilised.

The directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The directors believe that the Group has obtained sufficient facilities from PRC banks for financing future capital commitments and for working capital purposes.

As at 30 June 2016, the contractual maturities of the Group’s borrowings and obligations under finance leases are disclosed in Notes 17 and 18 respectively.

064   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

3	Financial risk management and fair values (continued)

(b)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 18) and certain of the bank borrowings (Note 17) are denominated in foreign currencies, principally United States Dollars (“USD”), Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in the Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the reporting period had changed at that date, assuming all other risk variables remained constant.

	30 June 2016
	Appreciation/	Increase/(decrease)
	(depreciation) of	on profit after tax
	Renminbi against	and retained profits
	foreign currency	RMB million
USD	1%	309
	(1)%	(309)

Euro	1%	37
	(1)%	(37)

Japanese Yen	10%	154
	(10)%	(154)

	31 December 2015
	Appreciation/	Increase/(decrease)
	(depreciation) of	on profit after tax
	Renminbi against	and retained profits
	foreign currency	RMB million
USD	1%	453
	(1)%	(453)

Euro	1%	38
	(1)%	(38)

Japanese Yen	10%	135
	(10)%	(135)

Interim Report 2016     China Southern Airlines Company Limited   065

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

3	Financial risk management and fair values (continued)

(c)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2015:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB1,026 million (six months ended 30 June 2015: RMB1,326 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of the reporting period.

(d)	Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value measurements as at
		30 June 2016 categorised into
	Fair value at
	30 June
Recurring fair value	2016	Level 1	Level 2	Level 3
measurement	RMB million	RMB million	RMB million	RMB million
Financial assets:
Available-for-sale equity securities:
- Listed	91	91	–	–
Financial liabilities:
Derivative financial instruments:
- Interest rate swaps	(109)	–	(109)	–

066   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

3	Financial risk management and fair values (continued)

(d)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

		Fair value measurements as at
		31 December 2015 categorised into
	Fair value at
	31 December
Recurring fair value	2015	Level 1	Level 2	Level 3
measurement	RMB million	RMB million	RMB million	RMB million
Financial assets:
Available-for-sale equity securities:
- Listed	104	104	–	–
Derivative financial instruments:
- Interest rate swaps	13	–	13	–

During the six months ended 30 June 2016, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3 (2015: nil). The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

(ii)	Financial instruments not carried at fair value

(a)	Other investments in equity securities represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses, if any.

(b)	All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at 30 June 2016 and 31 December 2015.

Interim Report 2016     China Southern Airlines Company Limited   067

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

4	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Traffic revenue
– Passenger	48,662	48,141
– Cargo and mail	3,122	3,195
Commission income	934	690
Hotel and tour operation income	312	272
General aviation income	205	262
Ground services income	164	164
Expired sales in advance of carriage	178	163
Air catering income	111	138
Cargo handling income	91	120
Rental income	75	71
Others	265	143
	54,119	53,359

5	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, management requirements and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 5(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

068   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2016 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	53,422	632	–	–	54,054
Inter–segment sales	76	927	(1,003)	–	–
Reportable segment revenue	53,498	1,559	(1,003)	–	54,054
Reportable segment profit before taxation	4,163	174	–	425	4,762
Reportable segment profit after taxation	3,112	135		425	3,672
Other segment information
Income tax	1,051	39	–	–	1,090
Interest income	36	3	–	–	39
Interest expense	1,186	14	–	–	1,200
Depreciation and amortisation	6,324	58	–	–	6,382
Impairment loss	3	–	–	–	3
Share of associates’ results	–	–	–	358	358
Share of joint ventures’ results	–	–	–	56	56
Non–current assets additions during the period (other than interests in associates and joint ventures, other investments in equity securities, available–for–sale financial assets, derivative financial instruments and deferred tax assets)	9,971	26	–	–	9,997

Interim Report 2016     China Southern Airlines Company Limited  069

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2015 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	52,740	587	–	–	53,327
Inter-segment sales	39	692	(731)	–	–
Reportable segment revenue	52,779	1,279	(731)	–	53,327
Reportable segment profit before taxation	4,731	137	–	440	5,308
Reportable segment profit after taxation	3,550	107	–	440	4,097
Other segment information
Income tax	1,181	30	–	–	1,211
Interest income	162	3	–	–	165
Interest expense	1,100	17	–	–	1,117
Depreciation and amortisation	5,821	43	–	–	5,864
Impairment loss	7	1	–	–	8
Share of associates’ results	–	–	–	358	358
Share of joint ventures’ results	–	–	–	70	70
Non-current assets additions during the period (other than interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	10,815	31	–	–	10,846

The segment assets and liabilities as at 30 June 2016 and 31 December 2015 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 30 June 2016
Reportable segment assets	185,187	3,003	(981)	4,002	191,211
Reportable segment liabilities	138,264	1,361	(981)	109	138,753
As at 31 December 2015
Reportable segment assets	180,753	2,795	(1,004)	3,706	186,250
Reportable segment liabilities	136,391	1,290	(1,004)	–	136,677

*	Unallocated assets primarily include interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, and dividend income from available-for-sale financial assets and other investments in equity securities.

070   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (continued)

(b)	Geographical information

The Group’s revenue by geographical segment is analysed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2)	Revenue from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Domestic	39,416	40,076
International	13,399	11,947
Hong Kong, Macau and Taiwan	1,239	1,304
	54,054	53,327

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report.

		Six months ended 30 June
		2016	2015
	Note	RMB million	RMB million
Revenue
Reportable segment revenue		54,054	53,327
Reclassification of expired sales in advance of carriage	(i)	178	163
Reclassification of sales tax	(ii)	(113)	(131)
Consolidated revenue		54,119	53,359

Interim Report 2016     China Southern Airlines Company Limited   071

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report. (continued)

		Six months ended 30 June
		2016	2015
	Note	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation		4,762	5,308
Capitalisation of exchange difference of specific loans	(iii)	25	(3)
Government grants	(iv)	1	1
Others		(1)	(1)
Consolidated profit before income tax		4,787	5,305

		30 June	31 December
		2016	2015
	Note	RMB million	RMB million
Assets
Reportable segment assets		191,211	186,250
Capitalisation of exchange difference of specific loans	(iii)	126	101
Government grants	(iv)	(344)	(342)
Others		(27)	(20)
Consolidated total assets		190,966	185,989

		30 June	31 December
		2016	2015
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities		138,753	136,677
Government grants	(iv)	(315)	(312)
Consolidated total liabilities		138,438	136,365

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating revenue.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserve”, are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

072   China Southern Airlines Company Limited      Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

6	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year.

7	Interest expense

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Interest on borrowings	760	734
Interest relating to obligations under finance leases	716	593
	1,476	1,327
Less: amounts capitalised as construction in progress (Note 14)	(300)	(210)
	1,176	1,117
Interest rate swaps: cash flow hedge, reclassified from equity (Note 11)	24	–
	1,200	1,117

The interest rates used for interest capitalisation range from 0.93% to 4.35% per annum for the six months ended 30 June 2016 (six months ended 30 June 2015: 1.95% to 6.00%).

8	Other net income

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Government grants (Note)	1,035	875
Gains on disposal of property, plant and equipment, net and construction in progress
- Aircraft and spare engines and relating construction in progress	315	22
- Other property, plant and equipment	8	4
Others	210	254
	1,568	1,155

Note:

Government grants represent (i) subsidies based on certain amount of tax paid; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. The government grants are recognised when fulfilling the requirements and when cash is received.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2016.

Interim Report 2016     China Southern Airlines Company Limited   073

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

9	Operating profit

Operating profit is stated after charging/(crediting) the following items:

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Jet fuel costs	10,259	13,261
Depreciation of property, plant and equipment
- Owned	3,496	4,246
- Finance leased	2,708	1,482
Other amortisation	165	139
Amortisation of deferred benefits and gains	(71)	(72)
Operating lease charges
- Aircraft and engines	3,502	2,818
- Land and buildings	433	416
Staff costs	9,536	8,685

10	Income tax

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
PRC income tax	1,534	1,306
Deferred tax	(438)	(96)
	1,096	1,210

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior periods.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (six months ended 30 June 2015: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations where those subsidiaries are located.

074   China Southern Airlines Company Limited    Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

11	Other comprehensive income

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(146)	–
Reclassification adjustments for amounts transferred to profit or loss: – interest expense (Note 7)	24	–
Net deferred tax credited to other comprehensive income	30	–
Net movement in the fair value reserve during the period recognised in other comprehensive income	(92)	–

Available-for-sale financial assets:
Changes in fair value recognised during the period	(13)	26
Net deferred tax credited/(debited) to other comprehensive income	3	(6)
Net movement in the fair value reserve during the period recognised in other comprehensive income	(10)	20

12	Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2016 is based on the profit attributable to equity shareholders of the Company of RMB3,118 million (six months ended 30 June 2015: profit attributable to equity shareholders of the Company of RMB3,479 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2015: 9,817,567,000 shares) in issue during the period.

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior period.

13	Property, plant and equipment, net

	Six months ended 30 June 2016
	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2016	133,542	9,328	142,870
Additions	3,105	155	3,260
Transfers from construction in progress (Note 14)	3,511	229	3,740
Transfers to lease prepayments (Note 15)	—	(11)	(11)
Depreciation charges	(5,760)	(444)	(6,204)
Disposals	(54)	(19)	(73)
Carrying amounts at 30 June 2016	134,344	9,238	143,582

As at 30 June 2016, certain of the Group’s aircraft with an aggregate carrying value of approximately RMB77,704 million (as at 31 December 2015: RMB88,060 million) were mortgaged under certain loans or certain lease agreements (Note 17 and Note 18).

Interim Report 2016    China Southern Airlines Company Limited   075

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

14	Construction in progress

	Six months ended 30 June 2016
	Advance
	payments for
	the acquisition
	of aircraft
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2016	17,700	1,733	19,433
Additions	5,617	475	6,092
Interest capitalised (Note 7)	292	8	300
Transfers to property, plant and equipment (Note 13)	(3,511)	(229)	(3,740)
Transfers to other assets	—	(38)	(38)
Disposals	(1,280)	(8)	(1,288)
Carrying amounts at 30 June 2016	18,818	1,941	20,759

15	Lease prepayments

Six months ended
30 June 2016
Land use rights
RMB million
Carrying amounts at 1 January 2016	2,637
Additions	30
Transfers from property, plant and equipment, net (Note 13)	11
Amortisation	(36)
Carrying amounts at 30 June 2016	2,642

16	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	30 June	31 December
	2016	2015
	RMB million	RMB million
Within 1 month	2,584	2,157
More than 1 month but less than 3 months	496	383
More than 3 months but less than 12 months	268	30
More than 1 year	29	43
	3,377	2,613
Less: bad-debt provision	(35)	(33)
	3,342	2,580

076   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

17	Borrowings

Borrowings are analysed as follows:

	30 June	31 December
	2016	2015
	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured	1,491	7,819
– unsecured	401	5,065
	1,892	12,884
Corporate bond
– unsecured	13,000	3,000
	14,892	15,884
Current
Long-term bank borrowings
– secured	278	1,696
– unsecured	339	823
Short-term bank borrowings and entrusted loan
– unsecured	8,565	19,483
Ultra-short-term financing bills
– unsecured	20,397	8,000
	29,579	30,002
Total borrowings	44,471	45,886

The contractual maturities at the end of the reporting period of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the reporting period) are as follows:

	30 June	31 December
	2016	2015
	RMB million	RMB million
Within one year	30,374	30,789
After 1 year but within 2 years	1,107	7,110
After 2 years but within 5 years	14,697	8,700
After 5 years	428	744
	46,606	47,343

As at 30 June 2016, bank borrowings of the Group of approximately RMB1,404 million (31 December 2015: RMB9,100 million) were secured by certain aircraft with a carrying amount of RMB2,592 million (31 December 2015: RMB15,814 million). Bank borrowings of approximately RMB365 million (31 December 2015: RMB415 million) were secured by certain land use right of RMB76 million (31 December 2015: RMB66 million) and investment property of RMB38 million (31 December 2015: RMB50 million).

Interim Report 2016    China Southern Airlines Company Limited   077

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

18	Obligations under finance leases

	30 June 2016			31 December 2015
	Present			Present
	value of the	Total		value of the	Total
	minimum	minimum		minimum	minimum
	lease	lease		lease	lease
	payments	payments	Interest	payments	payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	8,360	10,125	1,765	6,416	7,864	1,448
After 1 year but within 2 years	6,514	8,018	1,504	7,369	8,613	1,244
After 2 years but within 5 years	18,527	21,832	3,305	16,818	19,515	2,697
After 5 years	25,365	27,014	1,649	25,221	26,731	1,510
	58,766	66,989	8,223	55,824	62,723	6,899
Less: balance due within one year classified as current liabilities	(8,360)			(6,416)
Long-term portion	50,406			49,408

Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB75,112 million (31 December 2015: RMB72,246 million).

19	Trade payables

Ageing analysis of trade payables is set out below:

	30 June	31 December
	2016	2015
	RMB million	RMB million
Within 1 month	205	735
More than 1 month but less than 3 months	744	504
More than 3 months but less than 6 months	248	843
More than 6 months but less than 1 year	447	314
More than 1 year	129	104
	1,773	2,500

20	Reserves and dividends

(a)	Dividends

(i)	The Board of Directors does not recommend to declare an interim dividend for the six months ended 30 June 2016. No interim dividend was paid in respect of the six months ended 30 June 2015.

(ii)	A dividend in respect of the year ended 31 December 2015 of RMB0.8 per 10 shares (inclusive of applicable tax) (2014: RMB0.4 per 10 shares (inclusive of applicable tax)), totalling RMB785 million (2014: RMB393 million), was proposed by the directors on 30 March 2016 and approved at the Company’s Annual General Meeting on 27 May 2016.

Up to 30 June 2016, RMB450 million of the dividend for the year ended 31 December 2015 has been paid. As at 30 June 2016, the amount of dividends payable was included in other liabilities.

(b)	Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2016 (six months ended 30 June 2015: nil).

078   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

21	Commitments

(a)	Capital commitments

As at the end of the reporting period, the Group had capital commitments as follows:

	30 June	31 December
	2016	2015
	RMB million	RMB million
Commitments in respect of aircraft, engines and flight equipment
– authorised and contracted for	79,975	83,427
Investment commitments
– authorised and contracted for
– acquisition of a subsidiary	280	–
– capital contributions for acquisition of interests in associates	–	34
– share of capital commitments of a joint venture	29	56
	309	90
– authorised but not contracted for
– share of capital commitments of a joint venture	62	41
	371	131
Commitments for other property, plant and equipment
– authorised and contracted for	2,821	2,550
– authorised but not contracted for	5,206	4,183
	8,027	6,733
	88,373	90,291

(b)	Operating lease commitments

As at the end of the reporting period, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows (including the operating lease commitments to China Southern Air Holding Company (“CSAHC”, the Company’s holding company) as disclosed in Note 22(e) to this interim financial report):

	30 June	31 December
	2016	2015
	RMB million	RMB million
Payments due
Within 1 year	6,873	6,560
After 1 year but within 5 years	19,226	18,582
After 5 years	11,348	10,967
	37,447	36,109

22	Material related party transactions

(a)	Key management personnel remuneration

Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3.04 million for the six months ended 30 June 2016 (six months ended 30 June 2015: RMB3.41 million). Such remuneration is included in “staff costs” as disclosed in Note 9.

Interim Report 2016     China Southern Airlines Company Limited   079

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

22	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Income received from the CSAHC Group

Charter flight and pallet income	11	18
Cargo handling income	–	1
Air catering supplies	–	1
Air accessories supplies	–	1
Sales of materials	–	1

Expenses paid to the CSAHC Group

Repairing charges	981	547
Handling charges	50	33
Cargo handling expenses	57	47
Lease charges for land and buildings	96	96
Property management fee	29	36
Air catering supplies	53	57
Commission expenses	76	3
Printing expenses	3	1

Expenses paid to joint ventures and associates

Repairing charges	846	785
Flight simulation service charges	170	160
Advertising, on-board video production agency and publicity services	28	25
Training expenses	64	100
Air catering supplies	53	63
Ground service expenses	55	63
Purchase of materials	18	3

Income received from joint ventures and associates

Entrustment income for advertising media business	10	9
Air catering supplies	6	8
Ground service income	4	4
Commission income	15	10
Rental income	19	14
Repairing income	7	–

080   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

22	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group (continued)

	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Expenses paid to other related company

Computer reservation services	264	239
Advertising expenses	6	–

Income received from other related companies

Air ticket income	5	5

(c)	Balances with the CSAHC Group, associates, joint ventures and other related companies of the Group

	30 June	31 December
	2016	2015
	RMB million	RMB million
Receivables

The CSAHC Group	162	21
Associates	94	226
Joint ventures	113	86
Other related companies	11	–
	380	333
Payables

The CSAHC Group	249	77
Associates	8	13
Joint ventures	143	60
Other related companies	3	2
	403	152
Accrued expenses

The CSAHC Group	781	571
Associates	136	97
Joint ventures	944	931
Other related companies	542	282
	2,403	1,881

The amounts due from/to the CSAHC Group, associates, joint ventures and other related companies of the Group are unsecured, interest free and have no fixed terms of repayment.

Interim Report 2016     China Southern Airlines Company Limited   081

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

22	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

As at 30 June 2016, loans from Southern Airlines Group Finance Company Limited (“SA Finance”) to the Group amounted to RMB105 million (31 December 2015: RMB105 million).

In 2016, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 28 April 2016 to 28 April 2017. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

Interest expense paid on such loans amounted to RMB2 million (six months ended 30 June 2015: RMB2 million) and the interest rates is 3.92% per annum during the six months ended 30 June 2016 (six months ended 30 June 2015: 3.92% to 4.82% per annum).

(ii)	Deposits placed with SA Finance

As at 30 June 2016, the Group’s deposits with SA Finance amounted to RMB3,244 million (31 December 2015: RMB2,934 million). The applicable interest rates were determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB16 million (six months ended 30 June 2015: RMB37 million).

(e)	Commitments to CSAHC

As at 30 June 2016, the Group had operating lease commitments to CSAHC in respect of lease charges for land and buildings of RMB181 million (31 December 2015: RMB320 million).

082   China Southern Airlines Company Limited     Interim Report 2016

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2016

(Expressed in Renminbi unless otherwise indicated)

23	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines Company Limited (“Xiamen Airlines”), entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2016, total personal bank loans of RMB430 million (31 December 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the period, the Group paid RMB4 million (six months ended 30 June 2015: RMB3 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company is engaged in International Court of Arbitration proceedings (“ICC arbitration proceedings”) in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. As of the date of this report, the hearing in the ICC arbitration proceedings was complete, but the award of the Arbitral Tribunal is awaited. The directors are of the opinion that the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no provision has been made against this pending arbitration.

24	Non-adjusting events after the reporting period

(1)	On 27 July 2016, Xiamen Airlines entered into an agreement with the Boeing Company to purchase 6 B787-9 aircraft at a predetermined price, which are scheduled for delivery from 2016 to 2018.

(2)	Pursuant to the equity transfer agreement entered into between the Company and CSAHC on 2 February 2016, the Company acquired 100% equity interests in Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), which used to be a wholly owned subsidiary of CSAHC, at a consideration of RMB400,570,400 in August 2016. SAIETC became a wholly owned subsidiary of the Company since then.

Interim Report 2016     China Southern Airlines Company Limited   083

Supplementary Information to the Interim Financial Report

(Expressed in Renminbi)

Reconciliation Statements of Differences in Interim Financial Report Prepared Under Different GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

		Six months	Six months
		ended 30 June	ended 30 June
		2016	2015
	Note	RMB million	RMB million
Amounts under PRC GAAP		3,111	3,482
Adjustments:
Government grants	(b)	1	1
Capitalisation of exchange difference of specific loans	(a)	25	(3)
Adjustments arising from an associate’s business combination under common control	(c)	(1)	(1)
Tax impact of the above adjustments		(6)	1
Effect of the above adjustments on non-controlling interests		(12)	(1)
Amounts under IFRSs		3,118	3,479

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		As at	As at
		30 June	31 December
		2016	2015
	Note	RMB million	RMB million
Amounts under PRC GAAP		41,193	38,966
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	126	101
Government grants	(b)	(29)	(30)
Adjustment arising from an associate’s business combination under common control	(c)	3	4
Tax impact of the above adjustments		(30)	(24)
Effect of the above adjustments on non-controlling interests		16	28
Amounts under IFRSs		41,279	39,045

Notes:

(a)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve”, are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(c)	In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

084   China Southern Airlines Company Limited     Interim Report 2016